Exhibit 99.1

EXECUTION

AGREEMENT AND PLAN OF MERGER

by and among

HAPAG-LLOYD AG,

NORAZIA (ISRAEL) LTD

and

ZIM INTEGRATED SHIPPING SERVICES LTD.

dated as of

February 16, 2026

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 16, 2026 (the “Agreement Date”), is by and among Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany (“Parent”), Norazia (Israel) Ltd, a company organized under the laws of the State of Israel and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”), and Zim Integrated Shipping Services Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement, unless the context clearly provides otherwise. Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively, as the “Parties”.

RECITALS

WHEREAS, it is the Parties’ intent that, at the Effective Time, Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), pursuant to which each ordinary share, of no par value, of the Company, excluding the Special State Share (a “Company Share”), issued and outstanding immediately prior to the Effective Time, other than Converted Shares and Deemed Cancelled Shares, will be automatically converted into the right to receive the Merger Consideration as set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger (the “Transactions”), are fair to, and in the best interests of, the Company and its shareholders (the “Company Shareholders”) and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) determined that it is in the best interests of the Company and the Company Shareholders, and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the Company Shareholders approve and adopt this Agreement and the Transactions, including the Merger (the “Company Board Recommendation”);

WHEREAS, the board of management of Parent (the “Parent Management Board”) and the supervisory board of Parent (the “Parent Supervisory Board”) have (i) approved the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein, including payment of the Exchange Fund, and (ii) determined that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interests of, Parent;

WHEREAS, the board of directors of Merger Sub has (i) determined that the terms of this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and its sole shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) determined that it is in the best interests of Merger Sub and its sole shareholder, and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that Parent approve and adopt this Agreement and the Transactions, including the Merger, in its capacity as the sole shareholder of Merger Sub;

WHEREAS, Parent has entered into that certain Binding Memorandum of Understanding, dated as of February 15, 2026, by and between Parent and FIMI (the “Binding Framework Agreement”), pursuant to which, inter alia, Parent and FIMI have agreed to use their respective reasonable best efforts to obtain the Special State Share Approval and have further agreed to consummate the Special State Share Assumption in accordance with the terms of the Binding Framework Agreement;

WHEREAS, it is Parent’s intent that, following the Merger, the Company will maintain an ongoing presence in Israel; and

WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, each Party, intending to be legally bound, hereby agrees as follows:

ARTICLE I
THE MERGER

The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger), and the separate existence of Merger Sub shall cease. The Company will become a wholly owned Subsidiary of Parent and will continue as the surviving company in the Merger (the “Surviving Company”).

Effect of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the ICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Shareholder, (a) Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (b) all the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (c) all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

The Closing. The closing of the Merger (the “Closing”) shall take place by means of a virtual closing through electronic exchange of documents and signatures at 10:00 a.m., Israel Time, on the fifth (5th) Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), unless another date, place or time is agreed to in writing by the Company and Parent. The date on which the Closing takes place is referred to as the “Closing Date”.

Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Companies Registrar of the Israeli Corporations Authority (the “Companies Registrar”) a notice (the “Merger Notice”) of the proposed date on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the Parties shall deliver promptly following the Closing. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, it is the intention of the Parties that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

ARTICLE II
TREATMENT OF SECURITIES

Treatment of Capital Stock. The Merger. At the Effective Time by virtue of the Merger and without any action on the part of the Parties or the holders of any securities of the Company or of Merger Sub, the following shall occur:

(a)          Each Company Share issued and outstanding immediately prior to the Effective Time (other than any Deemed Cancelled Shares and Converted Shares) shall be deemed to have been transferred to Parent in exchange for the right to receive $35.00 per share in cash, without interest (the “Merger Consideration”). From and after the Effective Time, all Company Shares (other than any Deemed Cancelled Shares and Converted Shares) shall be held by Parent as a result of the Merger, and each holder of a valid certificate or certificates which immediately prior to the Effective Time represented any such Company Share (each, a “Certificate”) or evidenced by way of book-entry in the register of shareholders of the Company immediately prior to the Effective Time (each, a “Book-Entry Share”) shall thereafter cease to have any rights with respect to such Company Shares, except the right to receive the applicable Merger Consideration upon the surrender of such Company Shares in accordance with Section 2.2.

(b)          Each Company Share issued and outstanding immediately prior to the Effective Time that is a dormant share (minyah redumah) owned or held in treasury by the Company or is owned by Parent or Merger Sub, if any, shall be cancelled and retired without any conversion or consideration paid in respect thereof and shall not entitle the holder thereof to any consideration pursuant to this Agreement (collectively, the “Deemed Cancelled Shares”). Each Company Share issued and outstanding immediately prior to the Effective Time that is owned or held by any wholly owned Subsidiary of the Company or Parent (other than Merger Sub) shall be converted into such number of shares of the Surviving Company such that the ownership percentage of any such Subsidiary in the Surviving Company shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time (“Converted Shares”).

(c)          Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically and without further action be cancelled and the Company Shares (other than the Deemed Cancelled Shares) shall constitute the only outstanding share capital of the Surviving Company immediately following the Effective Time.

(d)          The articles of association of Merger Sub, as in effect immediately prior to and at the Effective Time, shall be the articles of association of the Surviving Company, until such articles of association are duly amended in accordance with their terms and pursuant to applicable Law, subject to the applicable rules and limitations governing the Special State Share. The directors of Merger Sub as of immediately prior to the Effective Time shall, as of the Effective Time, be appointed to serve as directors of the Surviving Company, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the Surviving Company’s articles of association and applicable Law, subject to the applicable rules and limitations governing the Special State Share.

Payment for Securities; Surrender of Certificates.

(a)         Payments with Respect to Company Shares (Other than Section 102 Shares). Prior to the Effective Time (but in no event later than five (5) Business Days prior to the Closing Date), Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (the “Exchange Agent”) and an Israeli information and withholding agent reasonably acceptable to the Company (the “Israeli Withholding Agent”) to assist in obtaining and reviewing any requisite residency certificates and/or other declarations or supporting documents for Israeli Tax withholding purposes and/or Valid Tax Certificates, as applicable, and, in connection therewith, shall enter into agreements with the Exchange Agent and the Israeli Withholding Agent in forms reasonably satisfactory to the Company. The Exchange Agent shall also act as the agent for the Company Shareholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. Prior to the Effective Time, Parent shall make, or cause to be made, a deposit by wire transfer of cash in immediately available funds to the Exchange Agent in an amount sufficient to pay the aggregate Merger Consideration in accordance with Section 2.1(a) above, other than consideration to be paid with respect to Section 102 Shares (the “Exchange Fund”), for the sole benefit of, and for further distribution to, the holders of Company Shares (other than the holders of Section 102 Shares). Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration out of the Exchange Fund (other than to the holders of Section 102 Shares) in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), provided no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. In any event that the Exchange Fund shall be insufficient to pay the aggregate Merger Consideration in accordance with Section 2.1, Parent shall promptly (and in any case prior to the time payment is required to be made) deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount that is equal to the shortfall that is required to make such payment. Any interest or other income resulting from such investments shall be paid to the Surviving Company.

(b)          Payments with Respect to Section 102 Shares. At the Effective Time, Parent shall make, or cause to be made, a deposit by wire transfer of cash in immediately available funds to the Exchange Agent for the sole benefit of, and for further distribution to, the 102 Trustee in an amount sufficient to pay the aggregate Merger Consideration in accordance with Section 2.1 payable with respect to the Section 102 Shares (the “Section 102 Share Consideration”). The Section 102 Share Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102, the Ordinance and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained.

(c)          Procedures for Surrender.

(i)          Company Shares. Promptly after the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate and whose Company Shares were converted pursuant to Section 2.1(a) into the right to receive the Merger Consideration (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and shall be reasonably satisfactory to the Company and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for payment of the Merger Consideration into which such Company Shares have been converted pursuant to Section 2.1. Promptly after the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share and whose Company Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration a declaration and/or instructions regarding a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) in which the beneficial owner (and, if the beneficial owner is not the registered owner, the owner) of a Company Share provides certain information necessary for Parent or the Exchange Agent or the Israeli Withholding Agent, as applicable, to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner (and, if the beneficial owner is not the registered owner, the owner) hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling (if obtained), the Code, or any provision of applicable Law). Subject to the Withholding Tax Ruling, upon surrender of a Certificate (or an affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with such letter of transmittal and declaration for Tax withholding purposes and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), in each case duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article II for each Company Share formerly represented by such Certificate and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid. No holder of record of a Book-Entry Share will be required to deliver a letter of transmittal or surrender such Book-Entry Shares to the Exchange Agent, and in lieu thereof, upon receipt of an “agent’s message” by the Exchange Agent (together with such other evidence, if any, of transfer and documentation as the Exchange Agent may reasonably request), the holder of such Book-Entry Share shall be entitled to receive the applicable Merger Consideration pursuant to the provisions of this Article II for each Company Share formerly represented by such Book-Entry Share, as soon as reasonably practicable, and in any event within five (5) Business Days (subject to the delay contemplated by Section 2.4) following the later to occur of (x) the Effective Time and (y) the Exchange Agent’s receipt of a declaration for Tax withholding purposes (including all required supporting documentation) and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), as and if applicable, or after withholding has been made from such Merger Consideration in accordance with Section 2.4.

(ii)          No Interest. No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.2(f)) or in respect of any Book-Entry Share.

(d)          Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the share transfer books or register of shareholders of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article II. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e)          Termination of Exchange Fund; No Liability. Unless otherwise specified in the Withholding Tax Ruling, at any time following the first (1st) anniversary of the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, other than for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, payable upon due surrender of their Certificates (or affidavit of loss in lieu thereof in accordance with Section 2.2(f)) or Book-Entry Shares and compliance with the procedures in Section 2.2(c), without any interest thereon.

(f)          Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1.

Treatment of Company Options.

(a)          Paid-Out Company Options. At the Effective Time, each Company Option that is outstanding and unexercised, whether vested or unvested (each, a “Paid Out Company Option”) shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Paid Out Company Option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each Net Share covered by such Paid Out Company Option, less applicable Tax withholdings (notwithstanding Section 2.4). Notwithstanding the foregoing, any Paid Out Company Option with a per share exercise price that is equal to or greater than the Merger Consideration shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled upon the Effective Time for no consideration.

(b)          Company Actions. Prior to the Effective Time, the Company, or the Company Board of Directors (or applicable committee thereof), shall pass such resolutions and take such other actions as are necessary or appropriate so as to cause the treatment of the Company Options as contemplated by this Section 2.3.

(c)          Parent Actions. At the Effective Time, Parent shall make, or cause to be made, a deposit by wire transfer of cash in immediately available funds to the Exchange Agent for the sole benefit of, and for further distribution to holders of Paid Out Company Options (either directly or through the applicable subsidiary of the Company) or, in the case of Section 102 Awards and Company Options that are subject to Section 3(i) of the Ordinance, to the 102 Trustee in an amount sufficient to pay the applicable portion of the Merger Consideration payable to holders of Paid Out Company Options in accordance with Section 2.3(a), all in accordance with Section 2.4, Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained, and the Withholding Tax Ruling, as applicable. Merger Consideration payable to holders of Section 102 Awards and holders of Paid Out Company Options that are subject to Section 3(i) of the Ordinance (the “Section 102 Award Consideration”) shall be released by the 102 Trustee, together with any interest thereon by virtue of the investment of any such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102, the Ordinance and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained.

Withholding.

(a)          Parent, Merger Sub, the Company, the Surviving Company, the 102 Trustee, the Exchange Agent and any other third-party paying agent (each a “Payor”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement, any amounts that are required to be withheld or deducted with respect to such amounts under the Withholding Tax Ruling and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained (in accordance with the terms and conditions of the applicable Tax Ruling), the Code, the Ordinance or any other applicable Law relating to Taxes. Without derogation from the foregoing, and the provisions set forth in Sections 2.4(b) and 2.4(c) with respect to Israeli Tax withholding, the Parties to this Agreement shall cooperate to reduce or eliminate any Tax deduction or withholding pursuant to this Agreement to any applicable payee, to the extent permissible in the circumstances, including, without limitation, by creating procedures for the avoidance of Israeli Tax withholding for applicable categories of payees and enabling payees to complete or remedy any deficiencies in documentation required to be produced to avoid withholding.

(b)          If the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable) is not obtained prior to the 16th day of the calendar month following the month during which the Closing occurs, the Section 102 Share Consideration and the Section 102 Award Consideration shall be subject to withholding of Israeli Tax under applicable Tax Law when due (i.e., on the 16th day of the calendar month following the month during which the Closing occurs) and the Payors shall take such actions as may be required to effect such withholding of Israeli Tax in a timely manner.

(c)          In the event payment of the Merger Consideration to any Person (other than a holder of Section 102 Awards, Section 102 Shares or Company Options that are subject to Section 3(i) of the Ordinance) is not governed by the Withholding Tax Ruling, whether by virtue of such ruling not having been issued as of the date of payment or such ruling not addressing the Israeli Tax withholding requirements with respect to such Person (each, a “Non-Ruling Payee”), then, notwithstanding the provisions of this Agreement relating to the timing of the payment of the Merger Consideration, any payment of the Merger Consideration to a Non-Ruling Payee shall be retained by the Exchange Agent for the benefit of each such Non-Ruling Payee for a period of up to one hundred and eighty (180) days from Closing (the “Withholding Drop Date”) or an earlier date requested in writing by such Non-Ruling Payee, unless Parent or the Exchange Agent is otherwise instructed explicitly by the ITA, and until the Withholding Drop Date no Payor shall make any such payments, or withhold any amounts for Israeli Taxes from any such payment, to any Non-Ruling Payee, except as provided below and during which time each Non-Ruling Payee may seek to obtain a Valid Tax Certificate. If a Non-Ruling Payee delivers, no later than three (3) Business Days prior to the Withholding Drop Date, a Valid Tax Certificate to the applicable Payor, then the Merger Consideration payable to such Non-Ruling Payee shall be paid to such Non-Ruling Payee, subject to any non-Israeli Tax withholding that is applicable to such payment, and any deduction and withholding of Israeli Taxes shall be made solely in accordance with the Valid Tax Certificate. If any Non-Ruling Payee (i) does not provide the applicable Payor with a Valid Tax Certificate by no later than three (3) Business Days before the Withholding Drop Date or (ii) submits a written request to the applicable Payor to release such Non-Ruling Payee’s applicable consideration prior to the Withholding Drop Date but fails to submit a Valid Tax Certificate at or before such time, then the amount of Israeli Tax to be withheld from such consideration shall be calculated according to the applicable withholding rate as reasonably determined by the Israeli Withholding Agent in accordance with applicable Law. Any withholding made in New Israeli Shekels with respect to payments made hereunder in U.S. dollars shall be calculated based on a currency conversion rate on the date the payment is made to any recipient and any currency conversion commissions shall be borne by the applicable recipient and deducted from payments to be made to such recipient.

(d)          Notwithstanding anything to the contrary contained in this Section 2.4, unless otherwise determined under the Withholding Tax Ruling (if applicable), with respect to any payment to a holder of Company Options who is engaged by a non-Israeli subsidiary of the Company, is not an Israeli resident for Israeli tax purposes and did not receive such Company Options in consideration for services and/or work performed from within Israel, payment shall be made without Israeli Tax withholding, provided that the applicable non-Israeli resident holder of Company Options has provided Parent and the applicable Payor with a validly executed declaration regarding their non-Israeli residence and confirmation that the Company Options were granted in consideration for work and/or services performed entirely outside of Israel (in a form that is to be prepared by the Company, and reasonably satisfactory to Parent, prior to the Closing), not later than three (3) Business Days before the 16th day of the calendar month following the month during which the Closing occurs. If such declaration is not provided three (3) Business Days prior to the 16th day of the calendar month following the month during which the Closing occurs, then such payment shall be subject to Israeli Tax withholding according to Section 2.4(a).

(e)          To the extent that amounts are withheld in accordance with the foregoing subsections of this Section 2.4 and remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

(f)          Notwithstanding anything to the contrary in this Agreement, if the Withholding Tax Ruling shall be obtained, then the provisions of the Withholding Tax Ruling shall apply with respect to the recipients covered by such ruling.

ARTICLE III
REPRESENTATIONS AND
WARRANTIES OF THE COMPANY

Except as disclosed in (x) any Company Securities Filings filed or furnished by the Company with the SEC on or after January 1, 2024 and publicly available prior to the date of this Agreement (including any exhibits and other information incorporated by reference therein, but, in each case, excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of predictive or forward-looking risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), or (y) the disclosure letter delivered by the Company to Parent immediately prior to or at the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III for which it is reasonably apparent on its face that such information is relevant to such other section; provided that any fact, item or exception disclosed in any section of the Company Disclosure Letter shall not be construed as an admission of liability under any applicable Law or for any other purpose and shall not be construed as an admission that such fact, item or exception is in fact material or creates a measure of materiality for purposes of this Agreement or otherwise), the Company represents and warrants to Parent and Merger Sub as set forth below.

Qualification, Organization, Subsidiaries, etc.

(a)          The Company is duly organized, validly existing and in good standing under the Laws of the State of Israel. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Subsidiary is duly organized, incorporated or registered, validly existing and in good standing under the Laws of its respective jurisdiction in which it is organized, incorporated or registered (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company Articles are in full force and effect and the Company is not in violation of the Company Articles or the terms or requirements of the Special State Share. The Company has made available to Parent true and complete copies of the articles of association of the Company, as in effect as of the Agreement Date. None of the Company’s “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC is in violation of its articles of association, certificate of incorporation, bylaws or equivalent organizational or governing documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all material Liens, other than Permitted Liens or Liens arising under any applicable securities Law. Section 3.1(b) of the Company Disclosure Letter sets forth a complete and correct list of each Company Subsidiary and each Person in which the Company or any Company Subsidiary owns an equity, profits or similar economic interest, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary or such other Person, (ii) the type and percentage of interests held, directly or indirectly, by the Company in each Company Subsidiary or in each such other Person and (iii) in the case of a Company Subsidiary which is not wholly owned, if any, the names and the type of and percentage of interests held by any Person other than the Company or a Company Subsidiary in such Company Subsidiary.

Capitalization.

(a)          The authorized share capital of the Company is 350,000,001 Company Shares and one (1) Special State Share. As of the close of business on February 13, 2026 (the “Company Capitalization Date”), (i) 120,465,908 Company Shares and one (1) Special State Share were issued and outstanding, (ii) there are no dormant shares (menayot redumot) and no Company Shares were held in the Company’s treasury, (iii) 1,957,449 Company Shares are issuable upon the exercise of Company Options; and (iv) 3,200,000 Company Shares were reserved for issuance pursuant to the Company Equity Plan. All the outstanding Company Shares are, and all Company Shares reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in the preceding sentence and other than the Company Shares that have become outstanding after the Company Capitalization Date that were reserved for issuance as set forth in Section 3.2(a)(iv) and issued in accordance with the terms of the Company Equity Plan or resulting from the exercise of Company Options, in each case as of the date hereof: (i) the Company does not have any share capital, restricted shares or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, restricted share awards, exchangeable or convertible securities, stock appreciation, phantom stock, profit participation or other similar rights, agreements or commitments or any other Contract to which the Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any share capital or other equity interests of the Company or any Company Subsidiary or securities convertible into, exchangeable for or exercisable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, restricted share awards, exchangeable or convertible securities, stock appreciation, phantom stock, profit participation or other similar right, agreement or commitment or (C) redeem or otherwise acquire any such share capital or other equity interests. No Company Subsidiary owns any Company capital stock.

(b)          Section 3.2(b) of the Company Disclosure Letter contains a complete and correct list, as of the Company Capitalization Date, of the name of each holder of any Company Option, the number of Company Shares underlying each outstanding Company Option held by such holder, the grant date of each such Company Option, the exercise price of each such Company Option, the expiration date of each such Company Option, whether the Company Option is intended to be subject to Tax as a Section 102 Award and the dates of deposit of such Section 102 Award with the 102 Trustee (both with respect to the deposit of the board resolution and option agreement), and whether the Company Option is subject to Tax pursuant to Section 3(i) of the Ordinance and, if not a Section 102 Award, the country of residence of such holder of Company Options (such schedule, the “Company Option Award Schedule”). Each Company Option may by its terms be treated at the Effective Time as set forth in Section 2.3.

(c)          Other than pursuant to the Company Articles, the Special State Share or applicable securities Laws, there are no outstanding obligations of the Company or any Company Subsidiary (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (4) requiring the registration for sale of, (5) granting any preemptive or anti-dilutive rights with respect to or (6) making any payment based on the price or value of, any share capital or other equity interests of the Company or any Company Subsidiary.

(d)          Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for cash and/or securities having the right to vote) with the Company Shareholders on any matter.

(e)          There are no voting trusts or other agreements, commitments or understandings to which the Company or any Company Subsidiary (or to the Company’s Knowledge, a Company Shareholder) is a party with respect to the voting of the share capital or other equity interests of the Company or any Company Subsidiary.

Corporate Authority.

(a)          The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Company Shareholder Approval and Special State Share Approval, to perform its obligations under this Agreement and consummate the Transactions, including the Merger. The execution and delivery of this Agreement, the performance of the Company’s obligations under this Agreement, and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate action or proceedings (pursuant to the Company Articles or otherwise) on the part of the Company are necessary to authorize the performance of the Company’s obligations under this Agreement or the consummation of, and to consummate, the Transactions, subject to, with respect to the Merger, the receipt of the Company Shareholder Approval and the Special State Share Approval and for the filing of the Merger Proposal and the Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger.

(b)          (i) The affirmative vote of the holders of a simple majority of the voting power of Company Shares represented at the Company Shareholders Meeting in person or by proxy and voting thereon to approve this Agreement and the Merger (such approval, the “Company Shareholder Approval”); and (ii) the approval to consummate the Transactions, including the Merger and the Special State Share Release, by the State of Israel pursuant to the Special State Share (the “Special State Share Approval”), are the only votes or consents of the holders of any class or series of the Company’s share capital necessary to approve this Agreement and to consummate the Transactions, including the Merger.

(c)          On or prior to the date hereof, the Company Board of Directors has duly adopted resolutions (i) determining that the terms of this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) determining that it is in the best interests of the Company and the Company Shareholders, and declared it advisable, to enter into this Agreement, (iii) approving the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolving to recommend that the Company Shareholders approve this Agreement and the Transactions, including the Merger. As of the Agreement Date, none of the foregoing resolutions have been amended or withdrawn.

(d)          This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

Governmental Consents; No Violation.

(a)          Other than in connection with or in compliance with (i) the ICL, including the filing of the Merger Proposal and the Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) the filing of the Proxy Statement with the SEC and any amendments or supplements thereto, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) any requisite clearances or approvals under any other applicable requirements of other Regulatory Laws of the jurisdictions set forth in Section 3.4(a) of the Company Disclosure Letter, (vii) any applicable requirements of the NYSE, (viii) the receipt of the Options Tax Ruling and the Withholding Tax Ruling and (ix) the Special State Share Approval, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The execution and delivery by the Company of this Agreement do not, and, subject to the receipt of the Company Shareholder Approval and except as described in Section 3.4(a), the consummation of the Transactions and performance and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit or right under any Material Contract binding upon the Company or any Company Subsidiary or to which any of them are a party or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Articles or the organizational or governing documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any Company Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Securities Filings and Financial Statements.

(a)          Since January 1, 2024, the Company has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, schedules, documents and reports, the “Company Securities Filings”). As of their respective filing dates or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Company Securities Filings complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, the Sarbanes-Oxley Act of 2002, as amended, and none of the Company Securities Filings contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)          The consolidated financial statements (including all related notes and schedules) of the Company included or incorporated by reference in the Company Securities Filings when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC, in each case in effect at the time of such filing, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes) in conformity with International Financing Reporting Standards as issued by the International Accounting Standard Board (“IFRS”) applied on a consistent basis during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes).

(c)          The Company is not a party to, nor does it have any obligation or other commitment to become a party to, any joint venture, securitization transaction or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company Securities Filings.

Internal Controls and Procedures. The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and/or the Company Board of Directors, as applicable, (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Company Subsidiaries’ properties or assets that would or would be reasonably expected to have a material effect on the Company’s financial statements and (iv) regarding the reliability of financial reporting and the preparation of financial statements for external purposes. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to provide reasonable assurance that all material information (financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such material information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended.

No Undisclosed Liabilities. There are no liabilities of the Company or any of the Company Subsidiaries of a type required by IFRS to be recorded as a liability on a consolidated balance sheet of the Company or in the notes thereto, other than: (i) liabilities disclosed or reserved for on the Company’s consolidated balance sheet as of September 30, 2025 (the “Company Balance Sheet Date”), (ii) liabilities incurred after the Company Balance Sheet Date in the ordinary course of business (none of which is a material liability arising from a material breach of or default under any Contract, breach of warranty, tort, infringement, violation of Law or any Proceeding), (iii) obligations expressly contemplated by, and fees and expenses incurred by, the Company in connection with this Agreement and the Transactions, (iv) liabilities for performance required under Contracts of the Company or a Company Subsidiary existing as of the date hereof or entered into after the date hereof as permitted under Section 5.1 (excluding liabilities arising out of any breach or default under such Contracts) and (v) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Absence of Certain Changes or Events. Since the Company Balance Sheet Date through the Agreement Date, (a) except for discussions, negotiations and activities related to this Agreement, the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice in all material respects and (b) there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Compliance with Law; Permits.

(a)          The Company and each Company Subsidiary is and has been since January 1, 2024 in compliance with, and not in default under or in violation of, any Laws applicable to the Company or such Company Subsidiary or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The Company and the Company Subsidiaries are and have been since January 1, 2024 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.

(c)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, none of the Company or any Company Subsidiary, nor any officer or director of, or, to the Company’s Knowledge, employee of or agent acting on behalf of, any of the foregoing in connection with the business of the Company or any Company Subsidiary, has (i) violated any applicable Anti-Corruption Law or (ii) offered, authorized, provided or given (or made attempts at doing any of the foregoing) any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA) in their official capacity, for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage.

(d)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, none of the Company nor any Company Subsidiaries have been subject to any actual, pending or, to the Company’s Knowledge, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, Proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to violations or alleged violations of applicable Anti-Corruption Laws.

(e)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, the Company and the Company Subsidiaries conducted their businesses in accordance with United States economic sanctions Laws administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and all other applicable Export Controls. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect since January 1, 2022, the Company and the Company Subsidiaries have maintained all records required to be maintained in the Company’s and the Company Subsidiaries’ possession as required under applicable Export Controls.

(f)          None of the Company or any Company Subsidiary, nor, to the Company’s Knowledge, any director, officer or employee of, or agent acting on behalf of, the Company or any Company Subsidiary, is, or is controlled or 50% or more owned by, one or more Persons targeted by sanctions administered by Israel, OFAC, the U.S. Department of Commerce Bureau of Industry or Security (BIS), the United Nations Security Council, the European Union, the United Kingdom or included on any sanctioned party list administered by OFAC (including the List of Specially Designated Nationals and Blocked Persons) or by the Israeli Ministry of Finance and Ministry of Defense (including the Trading with the Enemy Ordinance, 1939 and all implementing regulations, orders, and guidelines promulgated or issued under or by virtue of the foregoing). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any Company Subsidiary is subject to any pending or, to the Company’s Knowledge, threatened action by any Governmental Entity relating to Export Control compliance that would restrict its ability to engage in export transactions, bar it from exporting or otherwise limit its exporting activities or sales to any Governmental Entity. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company or any Company Subsidiary has, since January 1, 2022, received any written notice of Export Control compliance deficiencies by the Company or any Company Subsidiary from OFAC or any other Governmental Entity or made any voluntary disclosures to OFAC or any other Governmental Entity of facts that could reasonably result in any action being taken or any penalty being imposed by a Governmental Entity against the Company or any Company Subsidiary. The Company has in place policies and procedures reasonably designed to promote compliance with all applicable Export Controls in all material respects.

Employee Benefit Plans.

(a)         Section 3.10(a) of the Company Disclosure Letter sets forth each material Company Benefit Plan as of the date hereof. For purposes of this Agreement, “Company Benefit Plan” means each (i) severance pay, salary continuation, pay in lieu of notice, employment, consulting, bonus, incentive, retention, change in control, compensation, shares option, shares purchase, shares unit, restricted shares, or other plan, agreement, practice, custom, arrangement, program or policy providing for equity or equity-based compensation or other forms of incentive or deferred compensation, fringe benefit, loan, relocation, repatriation, expatriation, health insurance, life insurance, disability insurance, retirement, provident fund, pension, profit sharing or deferred compensation plan, contract, program, fund, policy or arrangement of any kind; and (ii) other employee benefit plan, contract, program, fund, policy or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic) and any trust, escrow or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers or individual independent contractors of the Company or a Company Subsidiary that is sponsored, maintained, contributed to, or required to be contributed to, by the Company or a Company Subsidiary, or with respect to which the Company or a Company Subsidiary has or could reasonably be expected to have any material liability (excluding in each case any arrangement operated by a Governmental Entity).

(b)         The Company has made available a copy of each material Company Benefit Plan in existence as of the date hereof (including all amendments and attachments thereto) and the following items related to each such Company Benefit Plan (in each case, to the extent applicable): (i) each trust agreement and insurance contract under each Company Benefit Plan; (ii) each summary plan description and summary of material modifications of such description; (iii) the most recently filed annual report; and (iv) all material correspondence to or from any Governmental Entity since January 1, 2024 and the most recent IRS or other Tax authority determination or opinion. No Company Benefit Plan provides for post-retirement or other post-employment welfare benefits, other than health care continuation coverage as required by applicable Law or the full cost of which is borne by the employee or former employee (or any of their beneficiaries).

(c)          No Company Benefit Plan is subject to Title IV or Section 402 of ERISA or Section 412 or 4971 of the Code and none of the Company or any of its Subsidiaries maintains, sponsors, participates in, contributes to or is obligated to contribute to, or has in the past three (3) years contributed to, participated in, maintained or sponsored, or been required to contribute to or participate in or incurred any material liability with respect to any defined-benefit pension or retirement plans or plans subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.  No Company Benefit Plan is, and neither the Company nor any of its ERISA Affiliates has, in the past six years, contributed to, or been obligated to contribute to, a “multiemployer plan”, a “multiple employer plan”, a plan subject to Section 413(c) of the Code or a “multiple employer welfare arrangement” (as such terms are defined in ERISA, the Code or other applicable statute or foreign equivalent Law).

(d)          Except as set forth in Section 3.10(d) of the Company Disclosure Letter and as set forth in Section 2.3 of this Agreement, neither the execution or delivery of this Agreement or the consummation of the Merger (alone or in combination with any other event) will (i) result in any material payment or benefit becoming due under any Company Benefit Plan; (ii) materially increase any compensation or benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any material payments or benefits under any Company Benefit Plan; (iv) cause the transfer or setting aside of any material assets to fund any compensation or benefits under any Company Benefit Plan; or (v) result in the payment of any amount or any benefits that could, individually or in combination with any other such payment or benefits, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code, to any Participant.

(e)          With respect to each Company Option granted to a U.S. taxpayer, the per share exercise price was equal to the fair market value (within the meaning of Section 409A of the Code) of a Company Share on the date of grant and none of the Company Options are “incentive stock options” under Section 422 of the Code.

(f)          No Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any Company Subsidiary in respect of any Taxes imposed under Section 4999 or 409A of the Code.

(g)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Benefit Plans and any related trusts comply with applicable Law, (ii) all liabilities of the Company and its Subsidiaries with respect to any Company Benefit Plans are funded to the extent required by applicable Law or the plan terms or have been accrued to the extent required by IFRS or other applicable accounting rules, (iii) each Company Benefit Plan (A) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, may rely upon a favorable prototype opinion letter from the IRS as to its qualified status or has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable determination or opinion as to the qualified status, and (B) that is intended to qualify for special tax treatment meets all requirements for such treatment, and in each case, to the Company’s Knowledge, there are no facts or circumstances that could reasonably be expected to adversely affect such qualification or cause the imposition of any liability, penalty or Tax under applicable Laws, and (iv) other than routine claims for benefits, there are no Proceedings pending or to the Company’s Knowledge threatened against, involving or claiming any benefits arising under any Company Benefit Plan.

(h)          With respect to employees of the Company or any of its Subsidiaries whose employment is governed by Israeli law, (i) the severance liability with respect such employees is covered by the Section 14 arrangement of the Severance Pay Law, 1963, and (ii) all amounts that the Company and any of its Subsidiaries are legally or contractually required to either (A) deduct from such employees’ salaries and any other compensation or benefit or to transfer to such employees’ Company Benefit Plans or (B) withhold from such employees’ salaries and any other compensation or benefit and to pay to such employees (including as required by the Ordinance and its regulations, and the Israeli National Insurance Law, 1995 or otherwise), has been duly deducted, transferred, withheld and paid.

(i)          Each of the Company Equity Plans qualifies as a capital gains route plan under Section 102(b)(2) or 102(b)(3) of the Ordinance (a “102 Plan”) and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA.  All Section 102 Awards were and are currently in full compliance with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the grant of Section 102 Awards only following the lapse of the required 30-day period from the filing of the 102 Plan with the ITA, the receipt of the required written consents from the option holders, the appointment of an authorized trustee to hold the Section 102 Awards, the receipt of the required Tax rulings from the ITA and the due deposit of such Section 102 Awards and all Section 102 Shares with the 102 Trustee. All Tax rulings, opinions, and filings by the Company with the ITA relating to a 102 Plan and any award thereunder have been made available to Parent.

Labor Matters.

(a)         Except as disclosed on Section 3.11(a) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any works council, collective bargaining or labor agreement, other union agreement or representative body of employees (e.g., CIPA) (other than national, trade or industry-wide agreements outside of the United States) and (ii) no employees of the Company or any of its Subsidiaries have stability or job protection rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no labor related strikes, disputes, walkouts or other work stoppages pending or, to the Knowledge of the Company, threatened in writing, and, since January 1, 2024, neither the Company nor any of its Subsidiaries has experienced any such labor related strike, dispute, walkout or other work stoppage. To the Knowledge of the Company, there is no pending organizing campaign and no labor union or works council has made a pending written demand for recognition or certification, in each case, with respect to any employees of the Company or any of its Subsidiaries.

(b)          Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice, (ii) there are not any unfair labor practice charges, complaints or Proceedings against the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened, (iii) there are not any pending, or, to the Knowledge of the Company, threatened, union grievances against the Company or any of its Subsidiaries and (iv) the Company and each of its Subsidiaries is in compliance with all applicable Laws with respect to labor relations, employment and employment practices, occupational safety and health standards, terms and conditions of employment, payment of wages, working hours, classification of employees, immigration, visa, work status, pay equity and workers’ compensation.

(c)          Since January 1, 2024, there has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act of 1988 or any similar state, local or non-U.S. Law) at any single site of employment operated by the Company or any of its Subsidiaries.

(d)          Since January 1, 2024, the Company and its Subsidiaries have not entered into any settlement agreements that involves complaints alleging sexual harassment, sexual misconduct, bullying or discrimination committed by any director, officer or other managerial employee of the Company or any of its Subsidiaries, and to the Knowledge of the Company, no such allegations have been made against any such director, officer or other managerial employee of the Company or any of its Subsidiaries.

(e)          Neither the Company nor any of its Subsidiaries (i) is, or since January 1, 2024 has been, a member of any employers’ association or organization, or (ii) has since January 1, 2024 made or, to the Company’s Knowledge, been required to pay, any payment (including professional organizational handling charges) to any employers’ association or organization. Except for extension orders which generally apply to all employees in Israel, no extension orders apply to any employees of the Company or its Subsidiaries.

(f)          The Company has made available to Parent a complete and correct list, in all material respects, as of no later than five (5) Business Days prior to the date hereof, that sets forth all employees of the Company and its Subsidiaries and describes for each such employee (to the extent permitted by Law) his or her (i) name or employee identification number, (ii) job title, (iii) work location, (iv) current base salary or wage rate, (v) incentive compensation opportunities for the year 2025, (vi) seniority, (vii) employing entity and (ix) with respect to employees working in Israel, union affiliation, if any.

Tax Matters.

Except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect:

(a)         all material Tax Returns required by Law to be filed with any Governmental Entity by the Company or any of the Company Subsidiaries have been timely filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all material respects, except with respect to matters contested in good faith or for which adequate reserves therefor in accordance with IFRS have been provided on the applicable financial statements;

(b)         each of the Company and the Company Subsidiaries has paid all material Taxes due and payable by the Company and each of the Company Subsidiaries, except with respect to matters contested in good faith or for which adequate reserves therefor in accordance with IFRS have been provided on the applicable financial statements;

(c)          there is no ongoing or pending Proceeding, or to the Company’s Knowledge, any Proceeding threatened, against the Company or the Company Subsidiaries in respect of any material Taxes;

(d)          neither the Company nor any of the Company Subsidiaries has been a distributing corporation or a controlled corporation within the meaning of Section 355(a)(1)(A) of the Code in a transaction intended to be governed by Section 355(a)(1) of the Code within the two (2) years prior to the date of this Agreement;

(e)          the Company or any of the Israeli Company Subsidiaries has not been a real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963 at any time since their incorporation;

(f)          there are no Liens for Taxes on any of the assets of the Company or any of the Company Subsidiaries, other than Permitted Liens; and

(g)          the Company and its Israeli Company Subsidiaries are duly registered for the purposes of Israeli value added tax (“VAT”), and the Company and each of the Israeli Company Subsidiaries has complied in all material respects with all requirements concerning VAT. The Company and its Israeli Company Subsidiaries (i) have not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies and other transactions and imports made by them, (ii) have collected and timely remitted to the relevant Governmental Entity all output VAT which are required to collect and remit under any applicable Law and (iii) have not received a refund for input VAT for which they are not entitled under any Law. No other non-Israeli Company Subsidiaries are required to effect Israeli VAT registration.

Litigation; Orders. Except as set forth in Section 3.13 of the Company Disclosure Letter, there is no Proceeding pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties, rights or assets, nor is there any order, judgment, decree or injunction imposed or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties, rights or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Intellectual Property.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or a Company Subsidiary is the sole and exclusive owner of all right, title and interest in and to all Company Intellectual Property, free and clear of all Liens (except for Permitted Liens), and all such Company Intellectual Property is valid and enforceable, and (ii) the Company Intellectual Property, together with all Intellectual Property that the Company and the Company Subsidiaries have valid and sufficient rights to use, constitutes all Intellectual Property used in the operation of the business of the Company and the Company Subsidiaries as currently conducted.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Proceedings (including any opposition, cancellation, revocation, review, or other proceeding (but excluding ex-parte proceedings in the ordinary course of Intellectual Property prosecution)) or claims are pending or, to the Company’s Knowledge, threatened in writing (i) challenging the ownership, enforceability, scope, validity or use by the Company or any of its Subsidiaries of any Company Intellectual Property or (ii) alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any Person.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, (i) to the Company’s Knowledge, no Person has infringed, misappropriated or otherwise violated any Company Intellectual Property and (ii) to the Company’s Knowledge, the operation of the business of the Company and its Subsidiaries has not infringed, misappropriated or otherwise violated the Intellectual Property of any other Person.

(d)          The Company and each of the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material trade secrets that constitute Company Intellectual Property.

(e)          To the Knowledge of the Company, neither the Company nor any Company Subsidiary is using any Open Source Software in a manner that would require any Software that constitutes Company Intellectual Property (the “Company Software”) be (i) made available to any third Person, (ii) licensed to any Person for the purpose of modification or redistribution, or (iii) licensed to any third Person at no charge.

(f)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets operate and perform as reasonably necessary for the operation of the business of the Company and the Company Subsidiaries as currently conducted, (ii) the IT Assets and the Company Software are free from any harmful or malicious code, files, scripts, agents or programs and (iii) since January 1, 2024, (A) no data security incident has occurred that resulted in the unauthorized or unlawful access to the IT Assets, or access to, or disclosure, exfiltration or acquisition of, Protected Information in the possession or control of the Company and the Company Subsidiaries, (B) the Company and the Company Subsidiaries have not suffered any failure, breakdown or continued substandard performance with respect to any of the IT Assets and (C) the Company and the Company Subsidiaries have taken commercially reasonable steps to implement, monitor and maintain safeguards designed to protect the continuous operation, integrity and security of the IT Assets and the data stored thereon or transmitted thereby.

(g)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have (i) obtained all licenses and consents, provided all notices and disclosures, and taken all other steps, in each case, required to be in compliance with applicable Laws in order to collect and use all Training Data and AI Inputs that have been collected or used by the Company and the Company Subsidiaries; and (ii) complied with all use restrictions and other requirements of any license, consent or other Contract governing the collection and use of such Training Data and AI Inputs by the Company and the Company Subsidiaries.

Privacy and Data Protection.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries, since January 1, 2024, have been and are currently in compliance with all applicable Information Privacy and Security Laws and the Company’s and its Subsidiaries’ external privacy policies, and (ii) since January 1, 2024, neither the Company nor any Company Subsidiary has (A) received any written complaint, demand letter, notice of claim or other communication from any Person relating to violation of any applicable Information Privacy and Security Laws, and to the Company’s Knowledge, no claims or investigations involving a violation of any applicable Information Privacy and Security Laws are currently pending against the Company or its Subsidiaries or (B) notified, or been required to notify, any Person in connection with a disclosure of Protected Information or a violation of any applicable Information Privacy and Security Laws.

Real Property.

(a)          Section 3.16(a) of the Company Disclosure Letter sets forth a list, as of the date hereof, of the addresses of all real property owned by the Company or any Company Subsidiary (the “Company Owned Real Property”). With respect to each Company Owned Real Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company or a Company Subsidiary has good and marketable fee simple title (or the applicable jurisdictional equivalent) to such Company Owned Real Property, free and clear of all Liens, other than Permitted Liens, (ii) there are no outstanding options to purchase or rights of first offer or refusal to purchase any such Company Owned Real Property or any portion thereof, (iii) neither the Company nor any Company Subsidiary has leased or otherwise granted to any Person the right to use or occupy such Company Owned Real Property or any portion thereof and (iv) there is no condemnation or other proceeding in eminent domain, pending or threatened in writing, affecting the Company Owned Real Property or any portion thereof or interest therein.

(b)          Section 3.16(b) of the Company Disclosure Letter sets forth a list, as of the date hereof, of any Contract pursuant to which the Company or any Company Subsidiary leases, subleases or occupies any real property that is material to the business of the Company and its Subsidiaries as currently conducted or as currently proposed to be conducted (the “Company Leased Real Property”, and such Contracts, the “Company Leases”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company or its Subsidiary has a good and valid leasehold, or contractual right to use or occupy, each Company Leased Real Property, subject to the terms of the applicable Company Lease, free and clear of all Liens, other than Permitted Liens, (ii) neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted to any Person the right to use or occupy each Company Leased Real Property or any portion thereof, (iii) each Company Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, (iv) no uncured default of a material nature on the part of the Company or, if applicable, any Company Subsidiary or, to the Company’s Knowledge, the landlord thereunder exists with respect to any Company Lease, and (v) to the Company’s Knowledge, there is no condemnation or other proceeding in eminent domain, pending or threatened in writing, affecting the Company Leased Real Property or any portion thereof or interest therein.

(c)          The Company Owned Real Property and the Company Leased Real Property are in adequate good operating condition, subject to normal wear and tear, and are sufficient for the conduct of the business of the Company and the Company Subsidiaries as currently conducted, in all material respects. Other than the Company Owned Real Property and the Company Leased Real Property, there is no real property used in the conduct of the business of the Company and the Company Subsidiaries as currently conducted.

Material Contracts.

(a)          Except for this Agreement, Section 3.17(a) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract described below in this Section 3.17(a) to which the Company or any Company Subsidiary is a party, under which to the Knowledge of the Company the Company or any Company Subsidiary has any rights, responsibilities, obligations or liabilities, or to which the Company or any Company Subsidiary (or any of their respective properties or assets) is bound, in each case as of the date hereof, other than Company Benefit Plans listed on Section 3.10(a) of the Company Disclosure Letter (all Contracts of the type described in this Section 3.17(a), excluding non-disclosure agreements entered into in the ordinary course of business consistent with past practice for commercial arrangements, purchase or service orders, statements of work, quotations and sales acknowledgements and other similar documents, and whether or not set forth in Section 3.17(a) of the Company Disclosure Letter, being referred to herein as the “Material Contracts”):

(i)          any Contract relating to the acquisition by the Company or any of the Company Subsidiaries of any material business or material assets (whether by merger, sale of shares, sale of assets or otherwise) under which the Company or any Company Subsidiary has material obligations remaining to be performed or material liabilities continuing after the date hereof (including any continuing “earn-out” or other contingent payment obligations of the Company or any Company Subsidiaries), other than (A) the sale of products or services in the ordinary course of business or (B) purchases of supplies, inventory and equipment in the ordinary course of business;

(ii)          any material partnership, joint venture, limited liability company agreement (other than any such agreement solely between or among the Company and its wholly owned Subsidiaries) or similar material Contract;

(iii)          each Contract pursuant to which any amount of Indebtedness of the Company or any of the Company Subsidiaries in excess of $1,000,000 is outstanding or may be incurred by its terms, other than any Contract solely between or among the Company and its wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries;

(iv)          any Contract (A) containing any provision or covenant that materially limits the freedom of the Company or any of the Company Subsidiaries to (1) sell, supply, market or distribute any products or services of or to any other Person or in any geographic region, (2) engage in any line of business or (3) compete with or to obtain products or services from any Person, other than Contracts containing customary provisions restricting solicitation or hiring of employees or contractors and agreements with recruiting agencies pursuant to which such agencies are granted the exclusive right to identify candidates for employment or (B) requiring the Company or a Company Subsidiary to deal exclusively with, or to purchase its total requirements of any product or service from, a third party;

(v)          any Contract whereby (A) the Company or any of the Company Subsidiaries receives a license of material Intellectual Property from a third party or (B) the Company or any of the Company Subsidiaries grants a license to a third party of Company Intellectual Property, in the case of each of clauses (A) and (B) other than (1) licenses for commercially available, off-the-shelf software or services on standard or non-negotiated terms, (2) non-exclusive licenses granted by the Company or any of the Company Subsidiaries to its customers in the ordinary course of business, (3) Contracts related to Intellectual Property entered into with employees or third-party contractors in the ordinary course of business on the Company’s standard form that has been made available to Parent and (4) Contracts primarily for the provision of services where the granting or obtaining (or agreement to obtain) of any non-exclusive license of any Intellectual Property is incidental to the transactions contemplated in such Contract;

(vi)          each Contract between the Company or any of the Company Subsidiaries, on the one hand, and, on the other hand, any (A) present executive officer or director of either the Company or any of the Company’s Subsidiaries, or, to the Company’s Knowledge, any of their immediate family members or any entity in which such executive officer or director or his or her immediate family member has a material economic interest (other than customary indemnification agreements with the Company’s directors and officers) or (B) record or beneficial owner of more than 5% of the Company Shares outstanding as of the date hereof (other than Parent or any of its Subsidiaries); provided that the following Contracts will not be required to be listed on Section 3.17(a) of the Company Disclosure Letter, will not be required to be made available to Parent and will not be deemed a Material Contract for any purposes hereunder: (1) any Company Benefit Plan, (2) any Contract between the Company, on the one hand, and one or more wholly owned Company Subsidiaries, on the other hand, or between one or more wholly owned Company Subsidiaries or (3) any Contract between the Company or any Company Subsidiary, on the one hand, and Parent or any of its Subsidiaries, on the other hand;

(vii)          each Company Lease pursuant to which the current annual base rent is in excess of $500,000;

(viii)          each Contract in connection with access to or use of any material sea port or terminal facilities;

(ix)          each Contract that contains any material “most favored nations” provisions or minimum use, supply or display requirements that are binding on the Company or the Company Subsidiaries;

(x)          each Contract that grants any right of first refusal or right of first offer or that limits in any material respect the ability of the Company any Company Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or material assets;

(xi)          each Contract not otherwise described in any other subsection of this Section 3.17(a) pursuant to which the Company (i) will or reasonably expects to receive annual revenue in excess of $50,000,000 or (ii) will be or reasonably expects to be obligated to pay payments in excess of $2,500,000 per year;

(xii)          each Contract with any Governmental Entity or in connection with any Governmental Grant; and

(xiii)          each Contract not otherwise described in any other subsection of this Section 3.17(a) that would be required to be filed as an exhibit on the Company’s Form 20-F as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) with respect to the Company.

(b)         Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, each Material Contract is (i) a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Company’s Knowledge, of the other parties thereto, in each case, subject to the Enforceability Limitations, and (ii) in full force and effect, except, in the case of clauses (i) or (ii), with respect to any Material Contract which expires by its terms (as in effect as of the Agreement Date) or which is terminated in accordance with the terms thereof by any party thereto in the ordinary course of business. Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the Company or any Company Subsidiary is in breach of or default under any such Material Contract and no event has occurred that with notice or lapse of time or both gives any third party to a Material Contract the right to accelerate the maturity or performance of any Material Contract or the right to cancel, terminate or materially modify any Material Contract. Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, no other party to any such Material Contract is (with notice or lapse of time, or both) in breach thereof or default thereunder (and neither the Company nor any Company Subsidiary has waived or failed to enforce any material rights or material benefits under any Material Contract). The Company has made available to Parent prior to the date hereof true and complete copies of each Material Contract in effect as of the date hereof.

Environmental Matters. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a)  neither the Company nor any Company Subsidiary is in violation of any Environmental Law, (b) the Company and the Company Subsidiaries have all permits, licenses, registrations, certifications, approvals and other authorizations required under any Environmental Law (“Environmental Permits”) and the Company and the Company Subsidiaries are in compliance with such Environmental Permits, and (c) neither the Company nor any Company Subsidiary has released, transported, arranged for the transport or disposal of, or exposed any Person to, any Hazardous Substance and there are no Hazardous Substances on, at, under or migrating from any Company Owned Real Property or Company Leased Real Property, in each case, that would reasonably be expected to result in any liability, obligation or Proceeding under any Environmental Law or any Environmental Permit. As of the Agreement Date, no Proceeding is pending, or to the Company’s Knowledge, threatened, concerning or relating to the operations of the Company or any Company Subsidiary that alleges any liability or obligation arising under any Environmental Law or any Environmental Permit of the Company or any Company Subsidiary except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all current insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary for companies of similar size in the same or similar lines of business and (b) all premiums thereunder, to the extent due, have been paid. Neither the Company nor any Company Subsidiary has received a notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts of the Company and the Company Subsidiaries (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Opinion of Financial Advisors. The Company Board of Directors has received an oral opinion from Evercore Group L.L.C. (“Evercore”), to be confirmed by delivery of a written opinion promptly after the execution and delivery of this Agreement, that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be received by holders of Company Shares in the Merger is fair, from a financial point of view, to such holders other than the holders of Deemed Cancelled Shares and Converted Shares. The Company Board of Directors has also received an oral opinion from Barclays Bank PLC (“Barclays”), to be confirmed by delivery of a written opinion promptly after the execution and delivery of this Agreement, that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration pursuant to the Merger is fair, from a financial point of view, to the holders of Company Shares (other than the holders of Deemed Cancelled Shares and Converted Shares).

Anti-Takeover Laws. Except with respect to the Special State Share Approval, assuming the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 4.8, (a) the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions any Takeover Statute or any similar provisions in the Company Articles; and (b) the Company has no rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

Finders and Brokers. Other than Evercore and Barclays, neither the Company nor any Company Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or as a result of the consummation of the Transactions, including the Merger. A complete and correct copy of the engagement letter with each of Evercore and Barclays, respectively, has been made available to Parent on a confidential basis prior to the date hereof.

Affiliate Transactions. Other than compensation payable to officers and directors and employee expense reimbursement obligations and except to the extent not required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act, there are no existing Contracts, transactions, Indebtedness or other arrangements between the Company or any Company Subsidiary, on the one hand, and any of the directors or officers of the Company and the Company Subsidiaries, on the other hand.

Minimal Fleet. The Company maintains at least 11 seaworthy Company Vessels that are fully owned by the Company, either directly or indirectly through Company Subsidiaries, at least three of which are capable of carrying general cargo.

Company Vessels; Maritime Matters.

(a)        The Company has made available to Parent a complete and correct list, as of December 31, 2025, of the vessels owned, leased, managed or operated by the Company or a Company Subsidiary (the vessels required to be scheduled thereon, the “Company Vessels”), including its name, owner, time charter attached to it, International Maritime Organization number, date of the delivery, size and category. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Vessel is, in all material respects, (i) lawfully documented and duly registered in the name of its registered owner under the Laws where such Company Vessel is registered, (ii) each such Company Vessel and owner of such Company Vessel complies in all material respects with all applicable Laws to which such Company Vessel is registered, (iii) is seaworthy and maintained in class, (iv) has all national and international operating and trading certificates and endorsements that are required for the operation of such Company Vessel in the trades and geographic areas in which it is operated, each of which is valid, and (v) the Company or the applicable Company Subsidiary is qualified to own and operate the Company Vessels under applicable Laws, including the Laws of each Company Vessel’s flag state.

(b)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there has not been any incident on or with respect to any Company Vessel since the date of its most recent Inspection or, with respect to any Company Vessel which has not been inspected, since the date of this Agreement and (ii) the Company Vessels are in substantially the same condition as at the date of their respective Inspection or the date of this Agreement, subject to ordinary wear and tear, and (iii) no Company Vessel is subject to requisition of title or other compulsory acquisition, requisition, appropriation, expropriation, nationalization, deprivation, forfeiture or confiscation for any reason by any Governmental Entity or other competent authority, whether de jure or de facto, but excluding requisition for use or hire not involving requisition of title.

No Other Representations. Except for the representations and warranties contained in Article IV and the certificate delivered pursuant to Section 7.3(c) (and notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation, projections, estimates, budgets, forecasts, plans or other information), the Company agrees and acknowledges that (x) none of Parent, Merger Sub, any of their respective Representatives or any other Person makes, or has made, any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement or the Transactions, and the Company is not relying on any representation, warranty or other information of any Person, and (y) it has not relied upon or otherwise been induced by any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or its Representatives in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except in each case for the representations and warranties explicitly set forth in Article IV or the certificate delivered pursuant to Section 7.3(c).  The Company further agrees and acknowledges that, except for the representations and warranties explicitly set forth in Article IV or the certificate delivered pursuant to Section 7.3(c), (i) no representation or warranty is being or has been made with respect to any estimate, projection, prediction, data or forecast and it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of Parent and (ii) in making its determination to proceed with the Transactions, including the Merger, the Company has relied on the results of its own independent investigation and the terms of this Agreement and has not relied directly or indirectly on any material or information made available to Company, its Representatives or any other Person.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Qualification, Organization, etc. Each of Parent and Merger Sub is duly organized, incorporated or registered, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, incorporated or registered (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Authority. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, and consummate the Transactions, including the Merger. On or prior to the date hereof, the Parent Management Board and the Parent Supervisory Board have duly adopted resolutions (a) approving the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein, including the payment of the Exchange Fund and (b) determining that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interests of, Parent. As of the Agreement Date, such resolutions have not been amended or withdrawn. The Merger Sub board of directors has adopted resolutions (w) determining that the terms of this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and its sole shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (x) determining that it is in the best interests of Merger Sub and its sole shareholder, and declared it advisable, to enter into this Agreement, (y) approving the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (z) resolving to recommend that Parent approve and adopt this Agreement and the Transactions, including the Merger, in its capacity as the sole shareholder of Merger Sub. As of the Agreement Date, such resolutions have not been amended or withdrawn. No other corporate action or proceedings (including any shareholder approval) on the part of Parent or Merger Sub are necessary to authorize the performance of Parent’s or Merger Sub’s obligations under this Agreement, or the consummation of, and to consummate, the Transactions, including the Merger. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that such enforcement may be subject to Enforceability Limitations.

Governmental Consents; No Violation.

(a)         Other than in connection with or in compliance with (i) the ICL, including the filing of the Merger Proposal and the Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger, (ii) the filing of the Proxy Statement with the SEC and any amendments or supplements thereto, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) any requisite clearances or approvals under any other applicable requirements of Regulatory Laws of the jurisdictions set forth in Section 3.4(a) of the Company Disclosure Letter and (vii) the receipt of the Options Tax Ruling and the Withholding Tax Ruling, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by Parent and Merger Sub of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)         The execution and delivery by Parent and Merger Sub of this Agreement do not, and, except as described in Section 4.3(a), the consummation of the Transactions and the performance and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract binding upon Parent or any Parent Subsidiary or to which any of them are a party or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any Parent Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the organizational or governing documents of the Parent or the organizational or governing documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to Parent or any Parent Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Compliance with Law. Parent and Merger Sub are, and have been since formation, in compliance with, and not in default under or in violation of, any Laws applicable to Parent or Merger Sub or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Litigation; Orders. There is no Proceeding pending or, to Parent’s Knowledge, threatened against Parent or Merger Sub or any of their respective properties or assets, nor is there any order or injunction imposed or, to Parent’s Knowledge, threatened against Parent or Merger Sub or any of their respective properties or assets, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Sufficient Funds. Parent has, and will have at the Closing, access to all of the funds that are necessary for it to pay the aggregate Merger Consideration and consummate the Transactions, including the Merger, and to perform its obligations under this Agreement, including payment of all fees and expenses incurred or payable by Parent or Merger Sub in connection with the Transactions. Parent understands and acknowledges that its obligations under this Agreement are not in any way contingent upon or otherwise subject to or conditional upon Parent’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent.

Finders and Brokers. Other than Bank of America Europe DAC,  Zweigniederlassung Frankfurt am Main, neither Parent nor Merger Sub has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or as a result of the consummation of the Transactions, including the Merger.

Share Ownership. Neither Parent nor any Parent Subsidiary (or any Person referred to in Section 320(c) of the ICL with respect to Parent or any Parent Subsidiary) directly or indirectly owns or has any rights to acquire as of the date hereof any Company Shares.

Information Supplied. None of the information relating to Parent and the Parent Subsidiaries supplied or to be supplied by Parent, Merger Sub or any of their respective Affiliates specifically for inclusion or incorporation by reference in the Proxy Statement or any amendment thereof will, at the date it is first filed with the SEC or when first mailed to the Company Shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Merger Sub. The authorized share capital of Merger Sub is comprised of 1,000 ordinary shares of Merger Sub of no par value each, all of which are outstanding and validly issued to Parent. Parent is the sole beneficial and record shareholder of Merger Sub. Since its date of formation, Merger Sub has not engaged in any activities other than those incident to its formation or in connection with this Agreement and the Transactions. Without limiting the generality of the foregoing, Merger Sub has no, and as of the Effective Time will not have any, outstanding Indebtedness of any kind. At the Effective Time, Merger Sub will be disregarded as an entity separate from Parent for U.S. federal income tax purposes.

Solvency. Neither Parent nor Merger Sub is entering into this Agreement or consummating the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of Parent and Merger Sub is not liable to be wound-up under any Law, and, assuming satisfaction of the conditions set forth in Section 7.2(a) and Section 7.3(b), each of Parent and, to Parent’s Knowledge, the Surviving Company will, after giving effect to all of the Transactions, including the payment of the Merger Consideration and the payment of all other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the Transactions and the payment of all related fees and expenses, not be subject to any winding-up under any Law and will be solvent, in each case, at and immediately after the Effective Time. As used in this Section 4.11, the term “solvent” means, with respect to a particular date, that on such date, (a) the amount of the fair saleable value of the assets of the Surviving Company and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay the probable debt (including contingent debt) of the Surviving Company and its Subsidiaries, taken as a whole, as such debt becomes absolute and matured, (b) the sum of the assets, at a fair valuation, of the Surviving Company and its Subsidiaries will exceed their debts (including the probable amount of all contingent debt), (c) the Surviving Company and its Subsidiaries have not incurred debts beyond its ability to pay such debts as such debts mature or become due, and (d) the Surviving Company and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.11, “debt” means any liability on a right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and “fair salable value” means the amount that may be realized if the aggregate assets of the Surviving Company (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises.

No Other Representations. Except for the representations and warranties contained in Article III and the certificate delivered pursuant to Section 7.2(d) (and notwithstanding the delivery or disclosure to Parent or Merger Sub or their respective Representatives of any documentation, projections, estimates, budgets, forecasts, plans or other information), each of Parent and Merger Sub agrees and acknowledges that (x) none of the Company, any of its Representatives or any other Person makes, or has made, any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement or the Transactions, and neither Parent nor Merger Sub is relying on any representation, warranty or other information of any Person, and (y) it has not relied upon or otherwise been induced by any express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided or made available to Parent or Merger Sub or their respective Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except in each case for the representations and warranties explicitly set forth in Article III or the certificate delivered pursuant to Section 7.2(d). Each of Parent and Merger Sub further agrees and acknowledges that, except for the representations and warranties explicitly set forth in Article III or the certificate delivered pursuant to Section 7.2(d), (i) no representation or warranty is being or has been made with respect to any estimate, projection, prediction, data or forecast and it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Company and (ii) in making its determination to proceed with the Transactions, including the Merger, each of Parent and Merger Sub has relied on the results of its own independent investigation and the terms of this Agreement and has not relied directly or indirectly on any material or information made available to Parent, Merger Sub, their respective Representatives or any other Person.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
PENDING THE MERGER

Conduct of Business by the Company Pending the Closing. Except (i) as expressly set forth in Section 5.1 of the Company Disclosure Letter; (ii) expressly contemplated or required by this Agreement; (iii) as required by applicable Law; or (iv) with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed) from the date hereof to the earlier of the Effective Time and any termination of this Agreement in accordance with Section 8.1, the Company will, and will cause each Company Subsidiary to, use its reasonable best efforts to (A) conduct the business of the Company and the Company Subsidiaries in the ordinary course of business in all material respects and (B) preserve intact in all material respects its assets, properties, goodwill and Material Contracts and its material relationships with third parties, key employees and Governmental Entities. In addition, and without limiting the generality of the foregoing, except (w) as expressly set forth in Section 5.1 of the Company Disclosure Letter; (x) as expressly contemplated or required by this Agreement; (y) as required by applicable Law; or (z) with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed) from the Agreement Date to the earlier of the Effective Time and any termination of this Agreement in accordance with Section 8.1, the Company will not, and will cause each Company Subsidiary not to, directly or indirectly, whether by merger, consolidation or otherwise, do any of the following:

(a)         amend, modify, waive, rescind, change or otherwise restate the Company’s or any Company Subsidiary’s articles of association, certificate of incorporation, bylaws or equivalent organizational documents, including any terms of the Special State Share, except, in the case of any Company Subsidiary, amendments that are not related to the Special State Share and which would not reasonably be expected to, directly or indirectly, have, individually or in the aggregate, a Company Material Adverse Effect;

(b)          authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding share capital or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary) (other than dividends or distributions made (x) by the Company in accordance with the dividend policy set forth in Section 5.1(b) of the Company Disclosure Letter or (y) by any wholly owned Company Subsidiary to the Company or any wholly owned Company Subsidiary) or enter into any agreement and arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any of its capital stock or other equity interests or securities;

(c)          split, combine, subdivide, reduce or reclassify any shares of its share capital or other equity interests, or redeem, purchase or otherwise acquire any of its share capital or other equity interests, or issue or authorize the issuance of any of its share capital or other equity interests or any other securities in respect of, in lieu of or in substitution for, shares of its share capital or other equity interests, except for the acceptance of Company Shares as payment of the exercise price of Company Options or for withholding Taxes in respect of Company Options;

(d)         issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in the share capital, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” share, “phantom” share rights, share appreciation rights or share based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Company Options (except as otherwise required by the express terms of any Company Options as of the date hereof and this Agreement), other than (A) issuances of Company Shares in respect of any exercise of Company Options outstanding on the date hereof or the vesting or settlement of Company Options outstanding on the date hereof, in all cases in accordance with their respective terms as of the date hereof, (B) sales of Company Shares pursuant to the exercise of Company Options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of Company Options in order to satisfy Tax withholding obligations, in each case in accordance with the terms of such Company Options as in effect on the date hereof, or (C) issuances of equity securities by any wholly owned Company Subsidiary to any other wholly owned Company Subsidiary;

(e)          except (i) as required by the terms of a Company Benefit Plan in effect as of the date hereof or entered into after the date hereof not in contravention of this Section 5.1(e) or (ii) as required in accordance with the applicable collective bargaining agreement of the Company or any Company Subsidiary in effect as of the date hereof, (A) grant, pay or increase any severance, change in control, retention or termination pay or equity-based compensation to any Participant, (B) establish, adopt, enter into, extend, materially amend or terminate any Company Benefit Plan (or any arrangement that would constitute a Company Benefit Plan, if it were in existence on the date hereof) or collective bargaining agreement, other than the extension of the current collective bargaining agreement with the Company’s employees in Israel; provided that any such extension shall (1) be on terms, taken as a whole, no less favorable to the Company than the terms set forth in Section 5.1(e) of the Company Disclosure Letter and (2) not increase the aggregate financial obligations of the Company beyond those reflected in the terms set forth in Section 5.1(e) of the Company Disclosure Letter, (C) increase the compensation or benefits of any Participant, except for the greater of (x) increases within the framework set forth in the 2026 Budget or 2027 Budget, as applicable, and (y) increases to an employee’s base salary that do not exceed an annualized raise rate equal to the Israeli CPI for the preceding year, which in each case shall not be deemed a material amendment for purposes of clause (B), (D) take any action to accelerate the vesting, funding or payment of any compensation or benefits under any Company Benefit Plan, (E) grant any Participant right to reimbursement, indemnification or payment for any Taxes, including any Taxes incurred under Section 409A or Section 4999 of the Code, (F) except for a termination resulting from a resignation of employment, terminate the employment of any employee with an annual base salary of $200,000 or above, other than for cause, and (G) except for the replacement of an employee who resigned or was terminated (not in breach of this Section 5.1) with an employee of equivalent title and responsibilities, salary and benefits substantially similar to those of the employee being replaced, hire, engage or promote any director, officer, employee or an individual service provider with an annual base salary of $200,000 or above;

(f)          other than as set forth in the 2026 Budget or 2027 Budget, as applicable, acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any material assets, properties, vessels or equity interests in any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, except for transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries;

(g)          liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of the Company and/or the Company Subsidiaries) or adopt any plan or resolution providing for any of the foregoing;

(h)          make or forgive any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries, (B) advances for reimbursable employee expenses, (C) investments in other Persons not to exceed $500,000 in the aggregate, (D) follow-on investments in the entities listed in Section 5.1(h) of the Company Disclosure Letter not to exceed $2,500,000 per entity and $15,000,000 in the aggregate, or (E) extensions of credit to customers and vendors in the ordinary course of business;

(i)          sell, lease, license, encumber, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any Company Vessel or any of its material properties, rights or assets (including shares in the capital of the Company or the Company Subsidiaries), except (A) dispositions of obsolete or worthless equipment, (B) in the ordinary course of business or (C) pursuant to sales, leases, licenses, transfers or exchanges of assets solely among the Company and its Subsidiaries or solely among Company Subsidiaries;

(j)          make any capital expenditures that are in the aggregate greater than 110% of the capital expenditure amounts set forth in the 2026 Budget or 2027 Budget, as applicable, or enter into agreements or arrangements providing for capital expenditures in the foregoing amounts, except to the extent reasonably necessary for emergency repairs or to maintain the safety and integrity of the Company’s assets or operations;

(k)          make any material changes to the cash management or investment policies of the Company, including with respect to the maturity profile of the Company’s fixed income portfolio held for investment purposes;

(l)          (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract outside of the ordinary course of business, (B) materially amend, modify, extend or terminate (other than renewals or non-renewals occurring in the ordinary course of business) any Material Contract or (C) waive or release any material rights or claims thereunder or assign the same to a third party (other than the Company or any wholly owned Company Subsidiary);

(m)       commence (other than any collection action in the ordinary course of business), waive, release, assign, compromise or settle any Proceeding (whether or not the Company or any Company Subsidiary is a plaintiff or defendant), other than the compromise or settlement of any claim, litigation or proceeding that is not brought by Governmental Entities and that: (A) is for an amount not to exceed, for any such compromise or settlement individually, $1,000,000, or in the aggregate, $4,000,000, and (B) does not impose any material injunctive or non-monetary relief on the Company and the Company Subsidiaries and does not involve the admission of material wrongdoing by the Company, any Company Subsidiary or any of their respective officers or directors;

(n)         change in any material respect any financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by IFRS or applicable Law;

(o)        (A) other than in the ordinary course of business, make or change any material Tax election, (B) change any material method of Tax accounting, (C) file any material amended Tax Return, (D) enter into any closing agreement or seek any ruling from any Governmental Entity, in each case with respect to material amounts of Taxes, (E) surrender any right to claim a material Tax refund or (F) waive or extend the statute of limitations with respect to any material Tax or material Tax Return;

(p)          (A) incur, assume, endorse, guarantee or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (1) draw-downs on credit facilities existing as of the Agreement Date and renewals or refinancings of any loans or credit facilities existing as of the Agreement Date that do not increase the aggregate principal amount thereof by more than $50,000,000 or (2) the incurrence and repayment of any Indebtedness solely among the Company and its wholly owned Company Subsidiaries or solely among its wholly owned Company Subsidiaries or (B) other than in the ordinary course of business, incur, assume, endorse, guarantee, issue, sell or otherwise become liable for any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements);

(q)          terminate, abandon, withdraw or modify or waive in any material respect any right under any material Company Permit or material Environmental Permit;

(r)          adopt or otherwise implement any shareholder rights plan, “poison-pill” or other comparable agreement; or

(s)          agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding the foregoing in this Section 5.1, the Company and its Subsidiaries’ failure to take any action prohibited by clauses (a) through (s) of this Section 5.1 shall not be a breach of the first sentence of this Section 5.1.

Conduct of Business by Parent and Merger Sub Pending the Closing. Each of Parent and Merger Sub agrees that, from the Agreement Date through the earlier of the Effective Time and any termination of this Agreement pursuant to Section 8.1, it shall not, and shall cause its respective Affiliates not to, take any actions (including any actions with respect to a third party), which are intended to or would reasonably be expected to, individually or in the aggregate, result in any of the conditions set forth in Section 7.1 or Section 7.2 being prevented or materially delayed from being satisfied or have a Parent Material Adverse Effect.

No Control. Nothing contained in this Agreement will give Parent or Merger Sub or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement will give the Company, directly or indirectly, the right to control or direct Parent’s or any Parent Subsidiary operations prior to the Effective Time.

Clear Market. From the Agreement Date through the earlier of the Effective Time and any termination of this Agreement pursuant to Section 8.1, Parent and Merger Sub shall not, and shall cause their respective Affiliates not to, directly or indirectly, (a) acquire or agree to acquire by merging or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests (or other instruments convertible into or exercisable for equity interests) or (b) enter into or agree to enter into any material license, joint venture or similar Contract, in the case of each of clauses (a) and (b), that would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, approval from, or avoiding a Proceeding by, any Governmental Entity necessary to consummate the Transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transaction or (C) result in a Parent Material Adverse Effect.

No Solicitation by the Company.

(a)         From the Agreement Date through the earlier of the Effective Time and any termination of this Agreement pursuant to Section 8.1, except as explicitly permitted by Section 5.5(b) and Section 5.5(d), the Company shall not, and shall cause each of the Company Subsidiaries and its and their Representatives to not, directly or indirectly, (i) solicit, initiate, engage in, knowingly encourage or knowingly facilitate any inquiry, proposal, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (an “Inquiry”) (it being understood and agreed that any act expressly permitted or required by this Section 5.5 (such as informing Persons of the provisions of this Section 5.5) will not in and of itself be deemed to “solicit,” “encourage” or “facilitate” for purposes of, or otherwise constitute a violation of, this Section 5.5); (ii) furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any non-public information with respect to any Inquiries or the making of any proposal that constitutes, or would be reasonably expected to result in, an Acquisition Proposal; (iii) enter into, continue or maintain discussions or negotiations with any Person (other than Parent, Merger Sub or any other Parent Subsidiary) with respect to an Inquiry or an Acquisition Proposal (other than informing Persons of the provisions set forth in this Section 5.5); (iv) approve, endorse, recommend, agree to or accept, or publicly propose to approve, endorse, recommend, agree to or accept, any Acquisition Proposal; (v) submit to a vote of its shareholders any Acquisition Proposal; (vi) withdraw, amend, qualify or modify, in each case in a manner adverse to Parent in any material respect, the Company Board Recommendation, or fail to include the Company Board Recommendation in the Proxy Statement; (vii) if a tender offer or exchange offer that constitutes an Acquisition Proposal is commenced (other than by Parent, Merger Sub or any other Parent Subsidiary), fail to recommend against acceptance of such Acquisition Proposal within ten (10) Business Days after the commencement thereof in any solicitation or recommendation statement filed or furnished with the SEC (any action referred to in the foregoing clauses (iv), (v), (vi) or (vii), a “Change of Recommendation”); provided that a written notice delivered by the Company to Parent pursuant to Section 5.5(d)(i) stating the Company has received a Superior Proposal, shall not, in and of itself, constitute a Change of Recommendation, or (viii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument providing for an Acquisition Proposal. The Company will, and will cause the Company Subsidiaries to, promptly after the execution and delivery of this Agreement cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party with respect to any Acquisition Proposal. The Company shall (A) within five (5) Business Days after the date hereof, request in writing that each Person that, within the last twelve (12) months, has executed a confidentiality agreement in connection with, or had access to any physical or electronic data room relating to, the consideration of an Acquisition Proposal or potential Acquisition Proposal promptly destroy or return to the Company all nonpublic information furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement and (B) within one (1) Business Day after the date hereof, terminate access to any physical or electronic data rooms relating to the consideration of an Acquisition Proposal or potential Acquisition Proposal by any such Person and its Representatives. It is understood that any breach of the provisions of this Section 5.5 by any Company Subsidiary or any Representative of the Company or any Company Subsidiary shall constitute a breach by the Company.

(b)         Notwithstanding anything to the contrary in Section 5.5(a), if the Company or any of the Company Subsidiaries or any of its or their respective Representatives receives a bona fide Acquisition Proposal from any third party at any time prior to the Company Shareholders Meeting, and provided there has otherwise been no breach in any material respect of Section 5.5(a) that resulted in the making of such Acquisition Proposal, the Company and its Representatives may, prior to the Company Shareholders Meeting, take any of the following actions if the Company Board of Directors has determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law: (i) furnish or cause to be furnished non-public information to and afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries to the third party that made such Acquisition Proposal and its Representatives, pursuant to an executed (and the Company and/or Company Subsidiaries may enter into a) customary confidentiality agreement, which shall have terms at least as restrictive as those terms contained in the Confidentiality Agreement and shall not prohibit compliance by the Company with any of the provisions of this Agreement (provided that the Company shall not be required to include any “standstill” provision in such confidentiality agreement), including this Section 5.5; or (ii) enter into, engage in and continue thereafter (so long as such Acquisition Proposal continues to constitute or would reasonably be expected to lead to a Superior Proposal) discussions or negotiations with the third party that made such Acquisition Proposal and its Representatives with respect to such Acquisition Proposal.

(c)         Promptly (and in any event within 48 hours) following receipt of any Acquisition Proposal or any Inquiry, the Company will advise Parent in writing of the receipt of such Acquisition Proposal or Inquiry and the identity of the third party making such Acquisition Proposal or Inquiry and the Company will provide to Parent copies of such Acquisition Proposal or Inquiry. The Company agrees that it will substantially concurrently provide to Parent any material non-public information concerning the Company or any of the Company Subsidiaries that it provides to any other third party in connection with any such Acquisition Proposal that has not previously been provided to Parent. In addition, the Company will keep Parent informed on a reasonable and prompt basis of any material developments regarding the Acquisition Proposal or any change to the terms or status of the Acquisition Proposal or Inquiry, and shall provide Parent with copies of any documents exchanged in connection therewith within 48 hours of such exchange.

(d)         Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders Meeting, the Company Board of Directors may (i) in the case of an Intervening Event or if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.5(d)) cause the Company to effect a Change of Recommendation and/or (ii) if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.5(d)), and provided there has otherwise been no breach in any material respect of Section 5.5(a) that resulted in such Superior Proposal, cause the Company to terminate this Agreement pursuant to Section 8.1(i) and to enter into a definitive written agreement providing for such Superior Proposal simultaneously with the termination of this Agreement, in the case of each of clauses (i) and (ii), if the Company Board of Directors has determined in good faith, after consultation with outside financial advisors and outside legal counsel, that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided that the Company Board of Directors may not make a Change of Recommendation or, in the case of a Superior Proposal, terminate this Agreement pursuant to Section 8.1(i), unless:

(i)          the Company has provided prior written notice to Parent at least four (4) Business Days in advance (the “Notice Period”) of taking such action, which notice will advise Parent of the material circumstances giving rise to the Change of Recommendation, and, in the case of a Superior Proposal, that the Company Board of Directors has received a Superior Proposal, and include the identity of the third party and copies of the written agreements with respect thereto;

(ii)          during the Notice Period, the Company has negotiated with Parent in good faith (if and to the extent Parent desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute a Superior Proposal, or, in the case of an Intervening Event, the failure to make such a Change of Recommendation (after consultation with outside financial advisors and outside legal counsel) would no longer reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(iii)          the Company Board of Directors has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to in writing by Parent, if any, and after consultation with its outside financial advisor and outside legal counsel, that, in the case of a Superior Proposal, such Superior Proposal remains a Superior Proposal or, in the case of an Intervening Event, that the failure to make such a Change of Recommendation would continue to reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

If during or after the Notice Period any material revisions are made to the Superior Proposal, the Company will deliver a new written notice to Parent and will comply with the requirements of this Section 5.5(d) with respect to such new written notice; provided, however, that, for purposes of this sentence, references to the four (4) Business Day period above will be deemed to be references to a two (2) Business Day period.

(e)         Nothing contained in this Agreement will prevent the Company, or the Company Board of Directors, from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the Company’s shareholders if the Company Board of Directors (after consultation with outside legal counsel) concludes that its failure to do so would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that this Section 5.5(e) shall not permit the Company or the Company Board of Directors to make a Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(i), except in each case to the extent permitted by, and in compliance with, Section 5.5(d).

Preparation of the Proxy Statement; Company Shareholders Meeting.

(a)          As promptly as reasonably practicable and in any event within thirty (30) days following the date hereof (unless otherwise agreed in writing by the Company and Parent), the Company shall prepare and cause to be filed with the SEC the Proxy Statement. Parent shall, as promptly as reasonably practicable, furnish to the Company all information reasonably requested by the Company concerning Parent or Merger Sub, and provide such other assistance, as the Company may reasonably request in connection with the preparation, filing and distribution of the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall promptly provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall provide Parent and its outside legal counsel and other Representatives a reasonable opportunity to review and comment on any drafts of the Proxy Statement, and any amendments or supplements thereto, and related correspondence and filings with the SEC, and shall consider in good faith all comments reasonably proposed by Parent. The Company shall respond to any comments from the SEC with respect to the Proxy Statement as promptly as reasonably practicable, and Parent shall cooperate in good faith in connection therewith.

(b)         If prior to the Effective Time any change occurs with respect to information supplied by Parent or Merger Sub for inclusion in the Proxy Statement that is required by Law to be described in an amendment of the Proxy Statement, such Party will reasonably promptly notify the Company of such change, and Parent, Merger Sub and the Company will cooperate in the prompt filing with the SEC of any necessary amendment to the Proxy Statement, and, as required by Law, in disseminating the information contained in such amendment to the Company’s shareholders.

(c)         If prior to the Effective Time any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, that is required by Law to be described in an amendment of the Proxy Statement, the Company will reasonably promptly notify Parent and Merger Sub of such event or change, and the Company, Parent and Merger Sub will cooperate in the prompt filing with the SEC of any necessary amendment to the Proxy Statement, and, as required by Law, in disseminating the information contained in such amendment to the Company’s shareholders.

(d)         The Company shall, concurrently with the filing of the Proxy Statement with the SEC, and in accordance with applicable Law and the Company Articles, duly call, give notice of, convene and hold an extraordinary general meeting of the Company Shareholders for the purpose of seeking the Company Shareholder Approval (as such general meeting may be adjourned or postponed under Section 5.6(e), the “Company Shareholders Meeting”) as soon as reasonably practicable after the date hereof, and the Company shall submit such proposals to the Company Shareholders at the Company Shareholders Meeting and shall not submit any other proposal to the Company Shareholders in connection with the Company Shareholders Meeting (other than any proposals submitted by Company Shareholders which the Company is required to add to the agenda of the Company Shareholders Meeting under the ICL and the regulations promulgated thereunder and the Company Articles) without the prior written consent of Parent; provided that, in the event the Company receives a proposal submitted by a Company Shareholder (whether or not required to be added to the agenda of the Company Shareholders Meeting in accordance with this clause), then the Company shall promptly provide written notice to Parent, together with a copy of such proposal to Parent, and consult with Parent in good faith regarding such proposal. The Company shall comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL and the regulations promulgated thereunder and the Company Articles.

(e)         Notwithstanding anything to the contrary contained in this Agreement, (i) except as set forth in clause (ii) or (iii), the Company shall not adjourn or postpone the Company Shareholders Meeting without Parent’s prior written consent, (ii) without Parent’s prior written consent, the Company may adjourn or postpone the Company Shareholders Meeting (A) after consultation with Parent (to the extent practicable under the circumstances), to the extent necessary to ensure that any supplement or amendment to the Proxy Statement required by applicable Law is provided to the Company Shareholders within the amount of time required by applicable Law in advance of the Company Shareholders Meeting or (B) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Shareholders Meeting or to obtain the Company Shareholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Shareholder Approval; provided that the total duration of any such adjournments or postponements under this clause (ii) shall not exceed forty-five (45) days from the original date of the Company Shareholders Meeting in the aggregate without Parent's prior written consent (unless required by applicable Law) and (iii) the Company shall adjourn or postpone the Company Shareholders Meeting at the written request of Parent no more than once, for a total of up to fourteen (14) days in the aggregate. Unless a Change of Recommendation has been made in accordance with Section 5.5, the Company shall (A) solicit from Company Shareholders proxies in favor of the approval of this Agreement and the Transactions, including the Merger, and (B) include the Company Board Recommendation in the Proxy Statement.

Section 5.7.          Merger Proposal; Certificate of Merger.

(a)          Subject to the ICL, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL (and, in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.7(a) accordingly): (i) the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as promptly as practicable following the Agreement Date, cause a merger proposal (in the Hebrew language) in a form reasonably satisfactory to Parent and the Company (the “Merger Proposal”) to be prepared and executed in accordance with Section 316 of the ICL and shall further cause all documents required to be submitted to the Companies Registrar in connection with the Merger to be prepared and filed within the timeframes prescribed by, and in full compliance with, the ICL; (ii) the Company and Merger Sub shall (and Parent shall cause Merger Sub to) deliver and file the executed Merger Proposal with the Companies Registrar within three (3) days after the calling of the Company Shareholders Meeting in accordance with the terms of this Agreement and Section 317(a) of the ICL; (iii) the Company and Merger Sub, as applicable, shall (and Parent shall cause Merger Sub to) cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar; (iv) promptly after the Company and Merger Sub, as applicable, shall have complied with Section 5.7(a)(iii) and with clauses (v)(A) and (v)(B) of this Section 5.7(a), but in any event no more than three (3) Business Days following the date on which such notice was sent to the creditors, the Company and Merger Sub, as applicable, shall (and Parent shall cause Merger Sub to) inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL; (v) each of the Company and, if applicable, Merger Sub, shall (and Parent shall cause Merger Sub to): (A) publish a notice to its respective creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company and Merger Sub may mutually agree, in (x) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, and (y) a popular newspaper outside of Israel as may be required by applicable Law, within three (3) Business Days from the date of submitting the Merger Proposal to the Companies Registrar; (B) if applicable, within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL) that the Company or Merger Sub (or, with respect to Merger Sub, Parent), as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A); and (C) send to the Company’s “employees committee” (Va’ad Ovdim), or display in a prominent place at the Company’s premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (v)(A)(x) of this Section 5.7(a)), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar; (vi) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval; and (vii) subject to, and as promptly as practicable after, the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, (A) request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar and (B) deliver to the Companies Registrar the subsequent notice of the occurrence of the Closing, including a final affidavit signed by an authorized officer of each of the Company and Merger Sub, as applicable, stating that no shareholder or creditor of the Company or Merger Sub, as applicable, nor the Israeli Competition Commissioner, has objected to the Merger. Notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 5.7(a), “Business Day” shall have the meaning set forth in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL.

(b)        Parent, in its capacity as the sole shareholder of Merger Sub, undertakes to approve the Merger as set forth in Section 5.8. No later than three (3) days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Merger Sub Shareholder Approval. On the date that the Company Shareholder Approval is obtained, Parent, in its capacity as the sole shareholder of Merger Sub, shall (i) determine that the terms of the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and its sole shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) determine that it is in the best interests of Merger Sub and its sole shareholder, and declare it advisable, to enter into this Agreement, (iii) approve the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (iv) approve and adopt this Agreement.

Monitoring. From the Agreement Date through the earlier of the Effective Time and any termination of this Agreement pursuant to Section 8.1, the Company shall provide to Parent a report setting forth the cash and cash equivalents of the Company and the Company Subsidiaries on a consolidated basis (determined in accordance with IFRS) as of the last day of each calendar month, together with bank statements or reports provided by Company and the Company Subsidiaries supporting the determination thereof (which, for the avoidance of doubt, shall not require the disclosure of any competitively sensitive or proprietary business information), within fourteen (14) Business Days after the last day of each calendar month.

ARTICLE VI
ADDITIONAL AGREEMENTS

Access; Confidentiality. Subject to applicable Law, the Company will, and will cause each of the Company Subsidiaries to, as reasonably required for the purpose of consummating and effectuating the Transaction and integration planning, afford to Parent and the Representatives of Parent reasonable access, upon reasonable advance notice, during the period from the Agreement Date and continuing until the earlier of the Effective Time and any termination of this Agreement in accordance with Section 8.1, to its and their respective Representatives, properties, books, Contracts, commitments and records, and, during such period, the Company will, and will cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent all other information concerning its and their respective business, properties, Contracts, assets, liabilities and personnel as Parent may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company will not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third party, (ii) result in the loss or waiver of any attorney-client privilege, (iii) result in the disclosure of any trade secret or (iv) violate any Law (provided, however, that in each case the Company will inform Parent of the general nature of the document or information being withheld and use its reasonable best efforts to provide such portion or description of the document or information (including through redaction, clean team arrangements or other procedures) in a manner that would not result in violation of Contract, loss or waiver of such privilege, disclosure of trade secret or violation of Law, as applicable); provided, further, that the Company will not be required to disclose (A) any materials of the Company and the Company Board of Directors to the extent pertaining to the valuation of the Company or the negotiation, consideration and execution of this Agreement or (B) except as required pursuant to, and without limiting any of the rights and obligations contained in, Section 5.5, any Acquisition Proposal or Inquiry or the deliberations of the Company Board of Directors with respect thereto. Notwithstanding anything contained in this Agreement to the contrary, the Company will not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.1 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Subsidiaries, on the one hand, and Parent or any of its Subsidiaries, on the other hand, are adverse parties. All information exchanged pursuant to this Section 6.1 shall be subject to the Confidentiality Agreement.

Special State Share. Parent and Merger Sub acknowledge that the State of Israel holds a special state share of the Company (the “Special State Share”), the principal terms of which are as follows as of the Agreement Date:

(a)         the Company shall remain incorporated and registered in the State of Israel, with its headquarters and principal and registered office domiciled in Israel;

(b)         subject to certain exceptions, the Company must maintain a minimal fleet of 11 seaworthy vessels that are fully owned by the Company, either directly or indirectly through Company Subsidiaries, at least three of which must be capable of carrying general cargo. Subject to certain exceptions, any transfer of vessels in violation thereof shall be invalid unless approved in advance by the State of Israel pursuant to the mechanism set forth in the Company Articles;

(c)         at least a majority of the members of the Company Board of Directors, including its Chairperson and Chief Executive Officer, must be Israeli citizens;

(d)        the State of Israel must provide prior written consent for any holding or transfer or issuance of shares that confers possession of 35% or more of the Company’s issued share capital, or that provides control over the Company, including as a result of a voting agreement;

(e)        any transfer of Company Shares that confers its owner with a holding of more than 24% but not more than 35% of the Company’s issued share capital will require an advance notice to the State of Israel which will include full details regarding the proposed transferor and transferee, the percentage of shares to be held by the transferee after the transfer and relevant details regarding the transaction, including voting agreements and agreements for the appointment of directors (if any). If the State of Israel shall be of the opinion that the transfer of shares may possibly harm the security interests of the State of Israel or any of its vital interests, or that it has not received the relevant information for the purpose of reaching its decision, the State of Israel shall be entitled to serve notice, within 30 days, that it objects to the transfer, giving reason for its objection. In such circumstances, the party requesting the transfer may initiate proceedings in connection with this matter with the competent court, which will consider and rule on the matter;

(f)          the State of Israel must consent in writing to any winding-up, merger or spin-off, except for certain mergers with Company Subsidiaries that would not impact the Special State Share or the minimal fleet criteria set forth herein;

(g)       the Company must provide governance, operational and financial information to the State of Israel similar to information that it provides to its shareholders. In addition, the Company must provide the State of Israel with particular information related to Company’s compliance with the terms of the Special State Share and other information reasonably required to safeguard the State of Israel’s vital interests; and

(h)         any amendment, review or cancellation of the rights afforded to the State of Israel by the Special State Share must be approved in writing by the State of Israel prior to its effectiveness.

Efforts to Consummate.

(a)         Subject to the terms and conditions herein provided, each of Parent, Merger Sub and the Company shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as promptly as reasonably practicable after the date hereof the Transactions, including the Merger, including (i) preparing and filing or otherwise providing, in consultation with the other Party, as promptly as reasonably practicable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and using reasonable best efforts to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Transactions, including the Merger (including the Options Tax Ruling and/or the Withholding Tax Ruling, as and if applicable, and the Special State Share Approval), and (ii) using reasonable best efforts to take all actions as may be necessary, subject to the limitations in this Section 6.3, to obtain (and cooperating fully with each other in obtaining) all such waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations, including promptly responding to and providing such other information to any Governmental Entity as such Governmental Entity may request in connection therewith.

(b)          Each of Parent, Merger Sub and the Company shall, and shall cause their respective Subsidiaries to, (i) cooperate with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including by any Governmental Entity or pursuant to any Proceeding initiated by a third party; (ii) keep the other Party and/or its counsel promptly informed of any communication received by such Party from, or given by such Party to, any Governmental Entity and of any communication received or given in connection with any Proceeding by a third party, in each case, regarding any of the Transactions; (iii) give each other reasonable advance notice of any meeting or conference regarding the Transactions with such Governmental Entity, and to the extent permitted by the applicable Governmental Entity, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and conferences; (iv) consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the Transactions; and (v) permit the other Party and/or its counsel to review in advance, with reasonable time and opportunity to comment, give reasonable consideration to the other Party’s comments thereon, and consult with each other in advance of any proposed submission, filing or communication (and documents submitted therewith) intended to be given by it to a Governmental Entity in connection with the Transactions; provided that, notwithstanding the foregoing, Parent shall control the strategy for pursuing the actions set forth in this Section 6.3 and coordinate the development of the positions to be taken or the actions to be requested in any filing or submission with a Governmental Entity in connection with the Transactions or in connection with any Proceeding relating to the Transactions; provided, further, that Parent shall consult in advance with, and shall consider in good faith the views and comments of, the Company with respect to such strategy, positions, actions, filings and submissions. Each Party may, as it deems advisable and necessary after consultation with outside counsel, (A) redact materials (x) for legal privilege, (y) to remove references concerning the valuation of the businesses of the Company and the Company Subsidiaries and (z) to remove sensitive personal information and (B) reasonably designate any competitively sensitive material to be provided to the other Party under this Section 6.3(b) (excluding any materials relating to Tax matters) on a clean-team, counsel or outside counsel only basis, as applicable.

(c)        Without limiting anything in this Section 6.3, each of Parent and Merger Sub shall, and shall cause its respective Affiliates to, take promptly any and all steps necessary or reasonably advisable or as may be required by any Governmental Entity to avoid or eliminate each and every impediment and obtain all permits and requisite clearances or approvals under any applicable requirements of Regulatory Laws of the jurisdictions set forth in Section 3.4(a) of the Company Disclosure Letter, in each case, that may be required by any Governmental Entity so as to enable the Parties to consummate the Transactions, including the Merger (other than the Special State Share Approval, which shall be governed by Section 6.3(d)), including (A) committing to and effecting, by consent decree, hold separate order, trust or otherwise, or selling, divesting, licensing or otherwise disposing of, or holding separate and agreeing to sell, divest, license or otherwise dispose of, any assets or businesses of the Company or its Subsidiaries or of Parent or its Subsidiaries, (B) terminating, amending or assigning existing relationships and contractual rights and obligations of the Company and/or its Subsidiaries or of Parent and/or its Subsidiaries, (C) requiring the Company or any of its Subsidiaries or Parent or any of its Subsidiaries to grant any right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any third party, (D) imposing limitations on the Company or its Subsidiaries or Parent or its Subsidiaries with respect to how they own, retain, maintain, conduct or operate all or any portion of their respective businesses or assets and (E) entering into any mitigation, consent or similar agreement, implementing any order or adopting any conditions issued by a Governmental Entity; provided that any such action is conditioned upon the consummation of the Transactions (any action of the type described in any of clauses (A) through (E), a “Remedial Action”); provided, however, that, notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its Affiliates shall be required to take or accept or agree or commit to take or accept (and the Company and the Company Subsidiaries shall not, without the prior written consent of Parent, take or accept or agree or commit to take or accept) any Remedial Actions that, individually or in the aggregate, would (x) have a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole, as measured relative to the size of the Company and its Subsidiaries, taken as a whole, regardless of whether such actions are imposed on, or affect, Parent, the Company or any of their respective Subsidiaries, or (y) have a material adverse effect on Parent and its Subsidiaries’ freedom of action with respect to, or their ability to exercise rights of ownership or control with respect to, the Company and its Subsidiaries (or their businesses), taken as a whole (any such Remedial Actions described in clause (x) or (y), a “Regulatory Burdensome Condition”).

(d)

(i)          Subject to the limitations in this Section 6.3(d), Parent shall use its reasonable best efforts to obtain (and to obtain the Special State Share Approval of) an irrevocable and perpetual release of the Company and its Affiliates (including Parent and its Affiliates after the Merger) from all rights and obligations relating to the Special State Share (such release, the “Special State Share Release”), which Special State Share Release may be obtained pursuant to a transaction (a “Special State Share Assumption”) whereby:

(A)          Parent shall, or shall cause its Subsidiaries (including the Company and its Subsidiaries) to, effective as of the Effective Time, in accordance with the Binding Framework Agreement, (1) sell, transfer, convey or assign at least eleven (11) qualifying vessels to the Israeli Partner and (2) sell, transfer, convey, assign or lease to, or otherwise provide to or arrange for, the Israeli Partner such other assets, employees and services as necessary to permit the Israeli Partner to comply with the rights and obligations of the Special State Share;

(B)          the Israeli Partner shall enter into, and Parent shall use its reasonable best efforts to cause the Israeli Partner (including by using its reasonable best efforts to enforce the terms of the Binding Framework Agreement with respect to FIMI (it being agreed that Parent shall consult with the Company regarding any such enforcement and provide the Company with the opportunity to participate in any discussions or Proceedings relating thereto in addition to the Company’s rights set forth in Section 6.3(d)(vi))) to enter into, a binding assumption agreement or other instrument of novation with the State of Israel (in each case in form and substance acceptable to the State of Israel), which shall be conditioned upon the Closing and effective as of the Effective Time, pursuant to which the Israeli Partner assumes and agrees to be bound by, and the State of Israel acknowledges such assumption of, the rights and obligations of the Special State Share;

(C)          the articles of association of the Israeli Partner shall be amended to reflect the rights and obligations relating to the Special State Share, which rights and obligations shall be fully assumed by the Israeli Partner, effective as of the Effective Time; and

(D)          the terms of the Special State Share, the Company Articles and any related Contract shall be amended, modified or irrevocably and perpetually waived as necessary to effect the Special State Share Release (including the Special State Share Approval with respect thereto) effective as of the Effective Time.

(ii)          Parent has provided the Company with a true, correct and complete copy of the Binding Framework Agreement, which has been duly executed by Parent and FIMI, as in effect as of the Agreement Date. Parent shall not agree to amend any provision of, or waive any of its rights under, or otherwise terminate or modify in any respect, the Binding Framework Agreement in a manner that would reasonably be expected to materially impair or materially delay the consummation of the Merger without the prior written consent of the Company. In furtherance of this Section 6.3(d), Parent shall comply with its obligations under the Binding Framework Agreement and use its reasonable best efforts to (A) enforce its rights under the Binding Framework Agreement (it being agreed that Parent shall consult with the Company regarding any such enforcement and provide the Company with the opportunity to participate in any discussions or Proceedings relating thereto in addition to the Company’s rights set forth in Section 6.3(d)(vi)), (B) enter into, and to cause FIMI to enter into, definitive agreements effecting the Special State Share Assumption that are consistent in all respects with the provisions set forth in the Binding Framework Agreement and (C) to the extent consistent with the terms of the Binding Framework Agreement, cause FIMI to (1) use its reasonable best efforts to consummate (and obtain the Special State Share Approval of) the Special State Share Assumption and (2) agree to any reasonable amendments or modifications to the Special State Share Assumption that are not materially adverse to FIMI and that would not constitute a Special State Share Burdensome Condition.

(iii)          For purposes of this Section 6.3(d), Parent’s reasonable best efforts shall include, subject to the limitations in this Section 6.3(d), (A) in the event that the State of Israel expresses ongoing reservations or indicates deficiencies with the Israeli Partner such that Special State Share Approval is not expected to be reached in a timely manner or the Israeli Partner does not accept any actions or commitments required by the State of Israel, to the extent consistent with the terms of the Binding Framework Agreement, seeking an alternative Israeli Partner reasonably expected to be approved by the State of Israel, following consultation with the Company, on terms that are, subject to clause (B), consistent with the terms of the Binding Framework Agreement and (B) agreeing to or implementing reasonable amendments or modifications to the Binding Framework Agreement or other reasonable undertakings with respect to the Company and the Company Subsidiaries required by the State of Israel; provided that nothing in this Agreement shall require Parent to agree to or implement any amendment or modification to the Binding Framework Agreement (or the Special State Share Assumption) or other undertaking which would require the consent of the Israeli Partner without the prior written consent of the Israeli Partner; provided, further, that any such action or commitment is conditioned upon the consummation of the Transactions (other than a confidentiality commitment).

(iv)          In connection with the foregoing, the Company shall use its reasonable best efforts to cooperate with Parent and the Israeli Partner to consummate the Special State Share Assumption (and obtain the Special State Share Approval of the Special State Share Release), including by (1) providing the Israeli Partner reasonable due diligence materials related to the assets and properties of the Company and the Company Subsidiaries that will be acquired by the Israeli Partner in connection with the Special State Share Assumption, in the manner and scope provided to Parent and subject to the Israeli Partner’s agreement to a confidentiality agreement on substantially the same terms as the Confidentiality Agreement, (2) entering into any definitive agreements with the Israeli Partner necessary or advisable to carry out the transactions contemplated by the Binding Framework Agreement (provided that the Company and the Company Subsidiaries will not be required to enter into any definitive agreements with the Israeli Partner that will be effective prior to the Effective Time) and (3) using its reasonable best efforts to obtain any consents and waivers required to be obtained from any third party to permit the sales, transfers, conveyances, assignments, leases and other provisions and arrangements contemplated by the Special State Assumption.

(v)          Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its Affiliates shall be required to take or accept or agree or commit to take or accept (and the Company and the Company Subsidiaries shall not, without the prior written consent of Parent, take or accept or agree or commit to take or accept), any actions or commitments that, individually or in the aggregate, would (1) have a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole, as measured relative to the size of the Company and its Subsidiaries, taken as a whole, regardless of whether such actions are imposed on, or affect, Parent, the Company or any of their respective Subsidiaries (including any actions or commitments that, individually or in the aggregate, would reasonably be expected to violate any cargo acceptance or other material Law applicable to Parent or its Subsidiaries (including the Company and its Subsidiaries)), (2) have a material adverse effect on Parent and its Subsidiaries’ freedom of action with respect to, or their ability to exercise rights of ownership or control with respect to, the Company and its Subsidiaries (or their businesses), taken as a whole (including any actions or commitments that, individually or in the aggregate, would reasonably be expected to materially impair the economic, financial or operational synergies reasonably expected to be realized from the Transactions), (3) require Parent or any of its Affiliates (including the Company and its Subsidiaries after the Merger) to hold any equity investment in the Israeli Partner or any of its Affiliates or (4) cause Parent or any of its Affiliates (including the Company and its Subsidiaries after the Merger) to be, or remain, subject to any of the rights or obligations relating to the Special State Share (any action or commitment described in clause (1), (2), (3) or (4), a “Special State Share Burdensome Condition”).

(vi)          In the event that the Israeli Partner fails to comply with any of its obligations under the Binding Framework Agreement in a manner that would reasonably be expected to materially impair or materially delay the consummation of the Merger, then, in addition to any rights which Parent may have vis-a-vis the Israeli Partner, the Company shall have the right, in its sole discretion, to demand that Parent commence and pursue, and Parent shall, as promptly as reasonably practicable thereafter commence and pursue, appropriate Proceedings in accordance with the dispute resolution provisions of the Binding Framework Agreement to enforce the fulfillment of the Israeli Partner’s obligations under the Binding Framework Agreement (any such Proceeding, an “Enforcement Action”); provided that the Company shall be responsible for, and shall reimburse on demand, any reasonable and documented out-of-pocket expenses (including legal fees and expenses provided that counsel is selected by the Company) incurred by Parent or any of its Affiliates in connection with any Enforcement Action.  Following the commencement of an Enforcement Action, the Company shall have the right to receive copies of all letters, court documents, pleadings, notices and other communications, and periodic updates, relating to such Enforcement Action, and shall be entitled to advise Parent as to the strategy and management of such Enforcement Action in all respects (including participation in any discussions or negotiations with the Israeli Partner in connection therewith). The Company shall manage any Enforcement Action together with Parent through counsel of its own choosing, and such counsel shall advise and assist in connection with any discussions or negotiations.  Parent shall keep the Company and the Company’s counsel reasonably informed in advance of any proposed settlement or other agreement relating to an Enforcement Action, and Parent shall not enter into any such settlement or other agreement that would reasonably be expected to materially impair or materially delay the consummation of the Merger without the Company’s prior written consent.

Publicity. From the Agreement Date until earlier of the Effective Time and any termination of this Agreement pursuant to Section 8.1, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other public announcement or disclosure with respect to the Merger, the other Transactions or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or other public announcement or disclosure with respect to the Merger, the other Transactions or this Agreement, in which event such Party shall use its reasonable best efforts to provide a meaningful opportunity to the other Party and its Representatives to review and comment upon such press release or other announcement or disclosure in advance of its issuance or publication and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by such other Party and its Representatives; provided, however, that (a) the Parties shall not be required by this Section 6.4 to provide any such review or opportunity to comment to the other Party relating to any dispute between the Parties relating to this Agreement; (b) each Party may make statements that are consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.4 or make statements regarding the actual or expected financial impact (including earnings guidance) of the Transactions on such Party; and (c) the obligations set forth in this Section 6.4 shall not apply to any communication with respect to any Acquisition Proposal, Superior Proposal or a Change of Recommendation, in each case to the extent permitted by, and made in accordance with, Section 5.5.

D&O Insurance and Indemnification.

(a)        For seven (7) years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, indemnify and hold harmless all current or former directors or officers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against all claims, liabilities, judgments, fines, fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any Proceeding (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions)), arising out of or pertaining to the fact that such Indemnified Party is or was, at or prior to the Effective Time, a director or officer of the Company or any Company Subsidiary or serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. In the event of any such Proceeding, (x) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Proceeding from the Surviving Company within ten (10) Business Days of receipt by the Surviving Company from the Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law, the Surviving Company’s memorandum and articles of association (or comparable organizational documents) or any applicable indemnification agreement, to repay such advances if it is ultimately determined by final non-appealable adjudication that such Person is not entitled to indemnification; and (y) the Surviving Company will cooperate in the defense of any such matter. Notwithstanding anything to the contrary contained in this Agreement, Parent shall not (and Parent shall cause the Surviving Company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation, unless such settlement, compromise, consent or termination includes a customary release of all of the Indemnified Parties covered by the claim, action, suit, proceeding or investigation from all liability arising out of such claim, action, suit, proceeding or investigation.

(b)         For seven (7) years after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, cause to be maintained in effect the provisions in (i) the Company Articles and (ii) any indemnification agreement of the Company or a Company Subsidiary with any Indemnified Party as in existence on the date of this Agreement, except to the extent that such agreement provides for an earlier termination, in each case, regarding elimination of liability, indemnification of any Indemnified Party and advancement of expenses as in existence on the date hereof, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions).

(c)         At or prior to the Effective Time, the Company shall purchase a seven (7)-year prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Effective Time (the “D&O Insurance”); provided, however, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than three hundred percent (300%) of the last aggregate annual premium paid by the Company prior to the date hereof for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and, if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase only as much coverage as is available for an aggregate premium not in excess of the Base Amount. The Company shall in good faith cooperate with Parent prior to the Closing with respect to the procurement of such “tail” policy, including with respect to the selection of the broker, available policy price and coverage options. After the Effective Time, Parent shall cause the Surviving Company to maintain such D&O Insurance in full force and effect for the seven (7)-year term of such policy.

(d)         In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.5. The rights and obligations under this Section 6.5 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The Parties acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of this Section 6.5, each of whom may enforce the provisions thereof.

Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions. No Change of Recommendation shall change, or be deemed to change, or permit the Company or the Company Board of Directors to change, in any manner or respect, the approval of the Company Board of Directors for purposes of causing any Takeover Statute to be inapplicable to the Merger or any of the other Transactions.

Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any violation of the obligations of Merger Sub under this Agreement shall also be deemed to be a breach of this Agreement by Parent.

Employee Matters.

(a)          Parent shall assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the date hereof or as subsequently amended or terminated as permitted pursuant to the terms of such Company Benefit Plans and this Agreement. Effective as of the Effective Time and for a period of twelve (12) months thereafter, Parent shall, or cause its Subsidiaries (including the Surviving Company and the Company Subsidiaries) to, provide to each employee of the Company and the Company Subsidiaries as of immediately prior to the Effective Time who continues to be employed by Parent or any Subsidiary thereof after the Effective Time (the “Continuing Employees”), (i) base salary or hourly wage rate that is no less favorable than the base salary or hourly wage rate provided to such Continuing Employee immediately prior to the Closing Date, (ii) short-term cash incentive compensation opportunities that are no less favorable than the short-term cash incentive compensation opportunities in effect for such Continuing Employee immediately prior to the Closing Date, (iii) severance payments and benefits that are no less favorable than the severance payments and benefits in effect for such Continuing Employee immediately prior to the Closing Date, and (iv) other compensation (including long-term incentive compensation opportunities), benefits and perquisites (for purposes of clarity, excluding one-off awards, retention, change in control compensation, defined benefit pension or post-employment health, severance and welfare benefits) that, with respect to each Continuing Employee, are substantially comparable in the aggregate to such other compensation, benefits and perquisites provided to such Continuing Employee immediately prior to the Closing Date (it being understood that cash incentive opportunities of equivalent value (as of immediately prior to the Closing Date) substituted for equity or equity-based long-term incentive compensation opportunities shall be considered substantially comparable to such equity or equity-based long-term incentive compensation opportunities). Notwithstanding anything contained herein to the contrary, with respect to any Continuing Employee covered by a collective bargaining agreement or other labor agreement, for a period of at least twelve (12) months following the Closing (or as otherwise agreed in writing by the Company and Parent), the terms and conditions of employment (including compensation and benefits) applicable to such Continuing Employee shall be governed by the terms of the applicable collective bargaining agreement or other labor agreement, as in effect from time to time; provided that such terms shall be no less favorable than the terms of the applicable collective bargaining agreement or other labor agreement as in effect on the Agreement Date and subject to applicable Law.

(b)          For purposes of vesting, eligibility to participate, level of benefits and benefit accruals under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), Parent shall, or shall cause the Company or any of its Subsidiaries to, provide each Continuing Employee with credit for his or her years of service with the Company and any respective predecessors before the Closing Date; provided that the foregoing service credit shall not be required to apply (x) to the extent that its application would result in a duplication of benefits with respect to the same period of service or (y) with respect to any defined benefit pension plan benefits. In addition, and without limiting the generality of the foregoing, (i) Parent shall use its reasonable best efforts, and shall cause the Company and its Subsidiaries to use their reasonable best efforts, to cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans providing health or welfare benefits, and (ii) for purposes of each New Plan providing health or welfare benefits to any Continuing Employee during the plan year in which the Closing Date occurs, Parent shall use its reasonable best efforts, and shall cause the Company and its Subsidiaries to use their reasonable best efforts, to cause (x) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents and (y) any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year during which the Closing Date occurs to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)          If, at least ten (10) Business Days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any and all 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company Board of Directors at least two (2) Business Days prior to the day on which the Effective Time occurs; provided that, reasonably in advance of amending or terminating the Company’s 401(k) plan(s), the Company shall provide Parent with the form and substance of any applicable resolutions or amendments for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed). If the Company 401(k) plan(s) are terminated pursuant to this Section 6.8(c), then as soon as reasonably practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in such Company 401(k) plan(s) immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan (and shall use reasonable best efforts to permit the rollover of any outstanding participant loans) to Parent’s 401(k) plan, except to the extent accepting such transfers would adversely affect the tax-qualified status of Parent’s 401(k) plan or as may be prohibited by Parent’s 401(k) plan

.

(d)         Between the date hereof and the Effective Time, any broad-based written notices or communication materials (including website postings) from the Company or its Affiliates, or Parent or its Affiliates, to their respective employees with respect to the Transactions or employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Transactions or employment thereafter shall be subject to the prior review and approval of Parent or the Company, as applicable (not to be unreasonably withheld, conditioned or delayed), except to the extent that the information contained in such materials are consistent with materials previously agreed with Parent or previous press releases, public disclosures or public statements made by the Company in compliance with Section 6.4 of this Agreement.

(e)         Without limiting the generality of this Section 6.8, Parent shall honor all obligations under any Company Benefit Plan that is a short-term cash incentive compensation plan or arrangement (a “Cash Bonus Plan”) with respect to the Company’s fiscal year in which the Closing occurs and shall make all payments and determinations thereunder in accordance with the terms of such Cash Bonus Plan and consistent with past practice solely to the extent such payments have not been made by the Company or the Company Subsidiaries prior to the Effective Time, provided that the amounts payable thereunder shall not be less than the amount accrued with respect to the applicable Cash Bonus Plan in accordance with the terms and conditions of such Cash Bonus Plan with respect to the Company’s fiscal year in which the Closing occurs.

(f)         Parent hereby acknowledges that a “change in control” or “change of control” of the Company, or other term with similar import, within the meaning of the Company Benefit Plans that contain such terms, will occur upon the Effective Time.

(g)       From the date hereof and through the Closing, the Company, in consultation with Parent, shall, and shall cause the Company Subsidiaries to, satisfy any pre-Closing contractual or legal requirements (to the extent applicable) to enter into any consultation procedure with the representative of the employees of the Company and the Company Subsidiaries and any other works council or labor union representing such employees (such representative, works council or labor union, collectively, the “Company Employee Representatives”). The Company shall timely provide Parent, in advance of any delivery to or discussion with the Company Employee Representatives, all written materials prepared for or intended to be shared with the Company Employee Representatives for Parent’s review and comments, and Company shall consider such comments in good faith. The Company shall give Parent reasonable advance notice of any meeting or discussion scheduled to be held with the Company Employee Representatives regarding any contractually or legally required consultation procedure to be held with such Company Employee Representative and, to the extent permitted by applicable Law, shall ensure that Parent’s designated representatives may attend. Other than the extension of the current collective bargaining agreement with the Company’s employees in Israel (which extension shall (1) be on terms, taken as a whole, no less favorable to the Company than the terms set forth in Section 5.1(e) of the Company Disclosure Letter and (2) not increase the aggregate financial obligations of the Company beyond those reflected in the terms set forth in Section 5.1(e) of the Company Disclosure Letter), the Company shall not, and shall cause the Company Subsidiaries not to, enter into any collective bargaining agreement, or any other agreement or understanding with employees or the Company Employee Representatives, without the Parent’s prior written consent. The Company shall promptly notify Parent of any written claim or dispute with employees or Company Employee Representatives that would reasonably be expected to materially affect the consummation of the Transactions.

(h)         Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall (i) confer upon any Continuing Employee any right to continue in the employ or service of Parent or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee, (ii) be deemed or construed to create, or be an amendment or other modification of, any Company Benefit Plan or employee benefit plan of Parent or any Affiliate of Parent or (iii) create any third party rights in any current or former service provider of the Company or any of its Affiliates (or any beneficiaries or dependents thereof).

Transaction Litigation. The Company will give Parent prompt notice of any Proceeding commenced by a shareholder of the Company, or, to the Company’s Knowledge, threatened by a shareholder of the Company, against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions, and shall keep Parent reasonably informed on a timely basis with respect to the status thereof. The Company will give Parent the reasonable opportunity to consult with the Company and participate in the defense or settlement of any such shareholder Proceeding against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions. None of the Company, any Company Subsidiary or any Representative of the Company will compromise, settle, offer to compromise or settle or come to an arrangement regarding any such shareholder Proceeding, in each case, unless Parent has consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed); provided that the Company may compromise, settle, offer to compromise or settle or come to an agreement regarding such a shareholder Proceeding, if the resolution of such Proceeding requires only additional disclosure by the Company in the Proxy Statement. For purposes of this Section 6.9, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the shareholder Proceeding by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not waived), and Parent may offer comments or suggestions with respect to such shareholder Proceeding that the Company will consider in good faith with the Company retaining authority over such shareholder Proceeding.

Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Shares from the NYSE and terminate the Company’s registration under the Exchange Act; provided that such delisting and termination shall not be effective until at or after the Effective Time.

Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Tax Rulings.

(a)        As soon as practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling confirming that (i) the cancellation of the Section 102 Awards and Section 102 Shares in consideration for the respective Merger Consideration in accordance with Section 2.2 and Section 2.3 shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as such Merger Consideration is deposited with the 102 Trustee until the end of the respective holding period and (ii) the deposit of the respective Merger Consideration with the 102 Trustee shall not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). If the Options Tax Ruling is not granted prior to the Closing, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Exchange Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Section 102 Awards and Section 102 Shares to the 102 Trustee in connection with the Merger (the “Interim Options Tax Ruling”). To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references in this Agreement to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

(b)          With respect to Company Shareholders (other than Section 102 Shares) and holders of Company Options, if applicable, as soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel to prepare and file with the ITA an application for a ruling that: (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempts Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifies that no such obligation exists, or (B) instructs Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be implemented, and, in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than the Section 102 Shares) (x) exempts Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifies that no such obligation exists, or (y) instructs Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and (iii) with respect to holders of Company Options, which are not subject to Section 102 or Section 3(i) of the Ordinance, that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempts Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifies that no such obligation exists, or (B) instructs Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling”, and, together with the Options Tax Ruling and the Interim Options Tax Ruling, the “Tax Rulings”). Parent and its advisors and the Company and its advisors shall cooperate in good faith, and take such reasonable actions as may be necessary or helpful for the preparation of such application for the Withholding Tax Ruling.

(c)         Each of the Company and Parent shall cause its respective Representatives to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Tax Rulings. The final text of the applications for the Tax Rulings and the final text of the Tax Rulings shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, the Company shall use reasonable best efforts to promptly take, or cause to be taken, all action and do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Tax Rulings, as promptly as practicable. The Company and its Representatives shall not make any application to, or conduct any material negotiation with, the ITA with respect to material matters relating to the subject matter of the Tax Rulings without prior coordination with Parent and its Representatives and will enable Parent’s Representatives to participate in all scheduled discussions and meetings relating thereto.

Transfer Taxes. Except as provided in Section 2.2(c)(i), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees (including any penalties and interest) incurred in connection with the Transactions shall be paid by Parent and Merger Sub when due.

Payoff Letters. The Company shall, and shall cause the Company Subsidiaries to, use their respective reasonable best efforts to (i) deliver to Parent at least five (5) Business Days prior to the Closing Date an executed payoff letter in customary form reasonably satisfactory to Parent (the “Payoff Letter”) in respect of each Indebtedness of the Company or any Company Subsidiary designated in writing by Parent at least twenty (20) Business Days prior to the Closing Date (the “Payoff Debt”), which Payoff Letter shall (A) indicate the total amount required to be paid, if any, to fully satisfy all obligations under the Payoff Debt (the “Payoff Amount”); and (B) state that upon receipt of the Payoff Amount, the Payoff Debt and related agreements and instruments evidencing the Payoff Debt shall be terminated (except for provisions in the documentation relating to the Payoff Debt that, by their terms, survive such termination) and (ii) make arrangements for the agent or lender under the Payoff Debt to deliver to Parent at or as soon as practicable after the Closing all possessory collateral then in its possession and all Lien release documents and filings with respect to all Liens in or upon the assets of the Company and the Company Subsidiaries securing the obligations under the Payoff Debt; provided that this Section 6.14 shall not require the Company to cause such repayment, release and termination unless the Closing shall occur substantially concurrently therewith.

ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER

Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, to the extent permitted by applicable Law:

(a)         Company Shareholder Approval. The Company shall have obtained the Company Shareholder Approval.

(b)        Government Consents. (i) All applicable filings, registrations, waiting periods (or extensions thereof) and approvals under each applicable Regulatory Law relating to the Transactions that are set forth in Section 7.1(b) of the Company Disclosure Letter (the “Other Required Regulatory Approvals”) shall have been made, expired, terminated or obtained, as the case may be, and remain in effect and (ii) the Special State Share Approval shall have been obtained.

(c)         No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time or (ii) issued or granted any order, injunction, decree, judgment or ruling (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the Effective Time, in the case of each of clauses (i) and (ii), that has the effect of restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger.

(d)         Statutory Waiting Period. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the Company Shareholder Approval has been obtained.

Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any and all of which may be waived in whole or in part by Parent and Merger Sub, to the extent permitted by applicable Law:

(a)        Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 3.1, Section 3.2, Section 3.3, Section 3.4(a), Section 3.8(b), Section 3.22 and Section 3.24) are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 3.1, Section 3.2 (other than Section 3.2(a)), Section 3.3, Section 3.4(a), Section 3.22 and Section 3.24, are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (iii) the representations and warranties of the Company contained in Section 3.2(a) are true and correct in all respects other than de minimis inaccuracies at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (iv) the representations and warranties of the Company contained in Section 3.8(b) are true and correct in all respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)        Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with the obligations, covenants and agreements required to be performed and complied with by it under this Agreement at or prior to the Closing.

(c)          No Company Material Adverse Effect. A Company Material Adverse Effect shall not have occurred on or after the date of the Agreement.

(d)         Company Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer or chief financial officer of the Company, certifying that each of the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) has been satisfied.

(e)         Burdensome Condition. (i) There shall not be pending any Proceeding by any Governmental Entity of competent jurisdiction that would reasonably be expected to result in an order, injunction, decree, judgment or ruling imposing a Burdensome Condition and (ii) no Governmental Entity of competent jurisdiction shall have conditioned its approval or lack of objection to the consummation of the Transactions on the undertaking of, or shall have issued or granted any order, injunction, decree, judgment or ruling (whether temporary, preliminary or permanent) that is in effect imposing, a Burdensome Condition.

Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any and all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a)         Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Section 4.1, Section 4.2, Section 4.3(a), Section 4.7 and Section 4.11) are true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; and (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.1, Section 4.2, Section 4.3(a), Section 4.7 and Section 4.11 are true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)         Performance of Obligations of Parent. Each of Parent and Merger Sub shall have performed and complied in all material respects with the obligations, covenants and agreements required to be performed and complied with by it under this Agreement at or prior to the Closing.

(c)         Parent Officer’s Certificate. The Company shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer or chief financial officer of Parent certifying that each of the conditions set forth in Section 7.3(a) and Section 7.3(b) has been satisfied.

ARTICLE VIII
TERMINATION

Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time before the Closing, as follows (with any termination by Parent also being an effective termination by Merger Sub):

(a)         by mutual written consent of Parent and the Company;

(b)         by the Company, in the event that (i) Parent and/or Merger Sub shall have breached, failed to perform or violated their respective obligations, covenants or agreements under this Agreement or (ii) any of the representations and warranties of Parent or Merger Sub set forth in this Agreement shall have been breached or become inaccurate, in either case of clause (i) or (ii) in a manner that the conditions set forth in Section 7.3(a) or Section 7.3(b) could not be satisfied as of the Closing Date, provided that the Company may not terminate this Agreement pursuant to this Section 8.1(b) unless any such breach or failure to be true has not been cured within 60 days after written notice by the Company to Parent informing Parent of such breach or failure to be true (except that no cure period shall be required for a breach which by its nature cannot be cured prior to the Outside Date); provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(b) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(c)          by Parent, in the event that (i) the Company shall have breached, failed to perform or violated its obligations, covenants or agreements under this Agreement or (ii) any of the representations and warranties of the Company set forth in this Agreement shall have been breached or become inaccurate, in either case of clause (i) or (ii) in a manner that the conditions set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) could not be satisfied as of the Closing Date, provided that Parent may not terminate this Agreement pursuant to this Section 8.1(c) unless any such breach or failure to be true has not been cured within 60 days after written notice by Parent to the Company informing the Company of such breach or failure to be true (except that no cure period shall be required for a breach which by its nature cannot be cured prior to the Outside Date); provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(d)         by either Parent or the Company if the Closing has not occurred on or before February 17, 2027 (the “Outside Date”); provided that (i) if, on the Outside Date, all of the conditions to Closing, other than the conditions set forth in Section 7.1(b), Section 7.1(c) (to the extent any such injunction or order is in respect of, or any such Law is any Regulatory Law) and Section 7.1(d) and those conditions that by their nature are to be satisfied at Closing (but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), shall have been satisfied or waived, then the Outside Date shall automatically be extended to June 30, 2027, which date shall thereafter be deemed to be the Outside Date; provided, further, that if all the conditions set forth in Article VII (other than Section 7.1(d)) are satisfied (or in the case of conditions that by their nature are to be satisfied on the Closing Date, are then capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Outside Date but the Closing would thereafter occur in accordance with Section 7.1(d) and Section 1.3 on a date (the “Specified Date”) that occurs after such Outside Date, then the Outside Date shall automatically be extended to such Specified Date and the Specified Date shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been, directly or indirectly, the primary cause of the failure of the Transactions to be consummated by the Outside Date;

(e)         by Parent, if, prior to obtaining the Company Shareholder Approval, the Company Board of Directors shall have effected a Change of Recommendation; provided that a written notice delivered by the Company to Parent pursuant to Section 5.5(d)(i) stating the Company’s intention to make a Change of Recommendation in advance thereof will not in and of itself result in Parent having any termination rights pursuant to this Section 8.1(e);

(f)          by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree, judgment or ruling, in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions, provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(f) shall have used its reasonable best efforts as required hereby to remove such legal restraints; provided, further, that the right to terminate this Agreement under this Section 8.1(f) will not be available to a Party if the issuance of such legal restraint was caused by the failure of such Party, and, in the case of Parent, the failure of Merger Sub, to perform any of its obligations under this Agreement;

(g)        by Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree, judgment or ruling, in each case permanently imposing a Burdensome Condition; provided, however, that Parent shall have used its reasonable best efforts as required hereby to remove such legal restraints and to prevent the imposition of such Burdensome Condition; provided, further, that the right to terminate this Agreement under this Section 8.1(g) will not be available to Parent if the issuance of such legal restraint imposing a Burdensome Condition was caused by the failure of Parent or Merger Sub to perform any of their respective obligations under this Agreement;

(h)       by either the Company or Parent, if the Company Shareholders Meeting, including any adjournment or postponement thereof, at which the proposal to approve this Agreement and the Merger has been voted upon, shall have concluded and the Company Shareholder Approval shall not have been obtained; or

(i)          prior to obtaining the Company Shareholder Approval, by the Company, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.5(d); provided that the Company pays the Company Termination Fee substantially concurrently with such termination (it being understood that the Company will enter into such definitive written agreement substantially concurrently with such termination of this Agreement).

Effect of Termination.

(a)         In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, the expense reimbursement obligation in Section 6.3(d)(vi), this Section 8.2 and Section 9.3 through Section 9.11 shall survive such termination; provided that nothing herein shall relieve any Party from liability for fraud or willful breach of this Agreement prior to such termination, except as provided in, and subject in all respects to, Section 8.2(c). For purposes of this Agreement, “willful breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement; and “fraud” shall mean common law fraud under Delaware law that is committed with actual knowledge of falsity and with the intent to deceive or mislead another.

(b)         Termination Fees.

(i)          If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(d) (Outside Date) or Section 8.1(h) (Company Shareholder Approval), or Parent terminates this Agreement pursuant to Section 8.1(c) (Company Breach) as a result of a breach, failure to perform or violation described in such Section that (except with respect to a breach of Section 5.5) first occurred following the making of an Acquisition Proposal of the type referenced in the following clause (B), (B) after the date hereof and prior to the date of such termination (or prior to the Company Shareholders Meeting in the case of termination pursuant to Section 8.1(h)) a bona fide Acquisition Proposal is publicly disclosed (whether by the Company or a third party), or otherwise made known to the Company Board of Directors or the Company’s management, and, in each case, is not withdrawn (publicly, if publicly disclosed) at least three (3) Business Days prior to (x) the date of the Company Shareholders Meeting (in the case of a termination pursuant to Section 8.1(h)), (y) the date of such termination (in the case of a termination pursuant to Section 8.1(d)) or (z) the date of the applicable breach (in the case of a termination pursuant to Section 8.1(c)) and (C) within eighteen (18) months of such termination, an Acquisition Proposal is consummated or a definitive agreement is entered into with respect to an Acquisition Proposal that is subsequently consummated, then on or prior to the date any such Acquisition Proposal is consummated (provided that references in the definition of “Acquisition Proposal” to twenty percent (20%) shall be deemed to be fifty percent (50%) for purposes of this Section 8.2(b)), the Company shall pay or cause to be paid to Parent an aggregate fee equal to $150,000,000 in cash (the “Company Termination Fee”).

(ii)          If the Company terminates this Agreement pursuant to Section 8.1(i) (Superior Proposal), substantially concurrently with or prior to (and as a condition to) such termination, the Company shall pay to Parent the Company Termination Fee.

(iii)          If Parent terminates this Agreement pursuant to Section 8.1(e) (Change of Recommendation), the Company shall pay to Parent the Company Termination Fee within two (2) Business Days following the date of such termination.

(iv)          If Parent or the Company terminates this Agreement pursuant to Section 8.1(d) (Outside Date) or Section 8.1(f) (Legal Prohibition) (only if the order, injunction, decree, judgment or ruling is in respect of a Regulatory Law, but not the Special State Share Approval or any Israeli Regulatory Law (other than the Israeli Economic Competition Law 5748-1988)) or Parent terminates this Agreement pursuant to Section 8.1(g) (Burdensome Condition) (only if the order, injunction, decree, judgment or ruling is in respect of an Other Required Regulatory Approval, but not the Special State Share Approval or any Israeli Regulatory Law (other than the Israeli Economic Competition Law 5748-1988)) and, in each case, at the time of such termination, (A) any of the conditions set forth in Section 7.1(b)(i) (Other Required Regulatory Approvals) (only if the Other Required Regulatory Approvals not made, expired, terminated or obtained do not relate to any Israeli Regulatory Law (other than the Israeli Economic Competition Law 5748-1988), Section 7.1(c) (Legal Prohibition) (only if the Law, order, injunction, decree, judgment or ruling is in respect of a Regulatory Law, but not the Special State Share Approval or any Israeli Regulatory Law (other than the Israeli Economic Competition Law 5748-1988)) or Section 7.2(e) (No Burdensome Condition) (only if the Proceeding, approval, lack of objection, order, injunction, decree, judgment or ruling is in respect of an Other Required Regulatory Approval, but not the Special State Share Approval or any Israeli Regulatory Law (other than the Israeli Economic Competition Law 5748-1988)) shall not have been satisfied or waived and (B) other than as set forth in clause (A), all conditions to Closing set forth in Section 7.1 and Section 7.2 shall have been satisfied or waived (except for those conditions which by their nature are to be satisfied at the Closing, provided that such conditions would be satisfied if the Closing were to take place at such time), then within two (2) Business Days after such termination, Parent shall pay or cause to be paid to the Company an aggregate fee equal to $160,000,000 in cash (the “Parent Termination Fee”).

(v)          In the event any amount is payable by the Company pursuant to the preceding clauses (i) through (iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent (which account shall be designated by Parent upon request by the Company to allow the Company to pay or cause to be paid to Parent any amounts payable hereunder within the time periods required by this Section 8.2(b)). In the event any amount is payable by Parent pursuant to the preceding clause (iv), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company (which account shall be designated by the Company upon request by Parent to allow Parent to pay or cause to be paid to the Company any amounts payable hereunder within the time periods required by this Section 8.2(b)). For the avoidance of doubt, (x) in no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion and (y) in no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.

(c)          In the event that the Company or Parent reasonably determines it is required to withhold amounts on account of Taxes from or in connection with the Company Termination Fee or the Parent Termination Fee (each, a “Termination Fee”), the paying Party shall notify the other Party of such determination as promptly as reasonably practicable after making such determination and provide such other Party with reasonable time (but in any event no less than twenty (20) Business Days), and shall reasonably cooperate with such other Party, to obtain an exemption from tax withholding allowing the paying Party to pay the applicable Termination Fee with no withholding, or at a reduced rate of withholding, on account of Taxes. To the extent that amounts are required to be withheld, any withheld amounts that are remitted to the appropriate Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made. In the event the paying Party withholds Taxes, it shall promptly provide the other Party with a receipt or other evidence reasonably satisfactory to such other Party evidencing such payment. In the event that the other Party requests an extension of the time period set forth above, then all references in this Agreement to payment of the applicable Termination Fee shall be deemed to provide for a deferral of the time upon which payment of the applicable Termination Fee is due until the extended date requested by such other Party. If requested by the receiving Party, the paying Party shall promptly deposit the full amount of the applicable Termination Fee into an escrow account arranged by the receiving Party and located in the State of Israel during the period of any such deferral.

(d)          Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that, without these agreements, the Parties hereto would not enter into this Agreement.  If the Company or Parent fails to pay in a timely manner any amount due pursuant to Section 8.2(b), then such paying Party shall (i) reimburse the other Party for all reasonable and documented out-of-pocket costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amounts, including in connection with any related claims, actions or proceedings commenced, and (ii) pay interest on such amount from and including the date payment of such amount was due but excluding the date of actual payment at the Secured Overnight Financing Rate (or successor thereof) in effect on the date such payment was required to be made plus two percent (2.00%).

(e)          Without limiting Parent’s right to specific performance in accordance with Section 9.11, in any circumstance in which the Company Termination Fee becomes due and payable hereunder and is paid by the Company in accordance with this Agreement, (A) such payment of the Company Termination Fee (and any other amounts expressly contemplated by Section 8.2(d)) shall be the sole and exclusive remedy available to Parent and Merger Sub and their Affiliates and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or agents in connection with this Agreement and the Transactions and the termination thereof and for any losses, liabilities, damages, judgments, fees, costs and expenses suffered or incurred by Parent, its Affiliates or any of the foregoing in connection therewith and (B) upon Parent’s receipt of the full Company Termination Fee (and any other amounts contemplated by Section 8.2(d)) pursuant to this Section 8.2, none of the Company, any Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions or the termination thereof, whether for breach or willful breach of this Agreement or otherwise.

(f)          Without limiting the Company’s right to specific performance in accordance with Section 9.11, in any circumstance in which the Parent Termination Fee becomes due and payable hereunder and is paid by Parent in accordance with this Agreement, (A) such payment of the Parent Termination Fee (and any other amounts expressly contemplated by Section 8.2(d)) shall be the sole and exclusive remedy available to the Company and its Affiliates and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or agents in connection with this Agreement and the Transactions and the termination thereof and for any losses, liabilities, damages, judgments, fees, costs and expenses suffered or incurred by the Company, its Affiliates or any of the foregoing in connection therewith and (B) upon the Company’s receipt of the full Parent Termination Fee (and any other amounts contemplated by Section 8.2(d)) pursuant to this Section 8.2, none of Parent, any Parent Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions or the termination thereof, whether for breach or willful breach of this Agreement or otherwise.

(g)          For the avoidance of doubt, (x) Parent may seek specific performance to cause the Company to consummate the Transactions in accordance with Section 9.11 and the payment of the Company Termination Fee pursuant to Section 8.2(b), but in no event shall Parent be entitled to both (i) specific performance to cause the Company to consummate the Transactions in accordance with Section 9.11 and (ii) the payment of all or any portion of the Company Termination Fee pursuant to Section 8.2(b) and (y) the Company may seek specific performance to cause Parent to consummate the Transactions in accordance with Section 9.11 and the payment of the Parent Termination Fee pursuant to Section 8.2(b), but in no event shall the Company be entitled to both (i) specific performance to cause Parent to consummate the Transactions in accordance with Section 9.11 and (ii) the payment of all or any portion of the Parent Termination Fee pursuant to Section 8.2(b).

ARTICLE IX
MISCELLANEOUS

Amendment and Modification; Waiver.

(a)          Subject to applicable Laws, this Agreement may be amended by the Parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, no amendment that by Law, requires further approval by the Company Shareholders will be made without the further approval of such shareholders, and (ii) except as provided above, no amendment of this Agreement will be submitted to be approved by the Company Shareholders unless required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties, and any such amendment by the Company will be at the direction of and only be valid if approved by the Company Board of Directors. Termination of this Agreement in accordance with the provisions contained herein prior to the Effective Time will not require the approval of the shareholders of Parent, Merger Sub, or the Company.

(b)          At any time prior to the Effective Time, each Party may (in writing), to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or other acts of the other Parties; (ii) waive any inaccuracies in the representations and warranties made by the other Parties unaffiliated with such first Party contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) waive compliance with any covenants and agreements for its benefit contained in this Agreement; or (iv) waive the satisfaction of any of the conditions for its benefit contained in this Agreement. No extension or waiver by the Company will require the approval of the Company Shareholders unless such approval is required by Law but will be at the direction of and only be valid if approved by the Company Board of Directors. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party against which the waiver is to be effective. No failure or delay by any Party in exercising any right, power, or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. Notwithstanding the foregoing, this Section 9.2 will not limit the obligations of Parent and the Surviving Company under Article II or any other covenant or agreement of the Parties that by its terms applies or contemplates performance after the Effective Time.

Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses; provided, however, that Parent shall pay, or cause to be paid, (a) all filing fees payable by the Parties with respect to any filing or authorization required to consummate the Transactions under any applicable Regulatory Laws and (b) all fees and expenses of the Exchange Agent and the Israeli Withholding Agent.

Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission so long as there is no automatic return error message or other automatic notification of non-delivery received by the sender; provided that, electronic mail received after 6:00 p.m., Israel Time, shall be deemed received on the next day) or sent by a nationally recognized overnight courier service or express delivery service (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by notice in accordance with this Section 9.4):

if to Parent or Merger Sub, to:

Hapag-Lloyd AG Ballindamm 25 20095 Hamburg, Germany
Email:	Thomas.Mansfeld@hlag.com Anne-Kathrin.Drettmann@hlag.com
Attention:	Thomas Mansfeld Anne-Kathrin Drettmann

with a copy to:
Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, NY 10001, USA
Email:	agruber@cravath.com awark@cravath.com
Attention:	Aaron M. Gruber
Andrew M. Wark
and a copy to:

Hengeler Mueller Leopoldstraße 8-10 80802 München, Germany
Email:	daniel.wiegand@hengeler.com elisabeth.kreuzer@hengeler.com
Attention:	Daniel Wiegand Elisabeth Kreuzer

and a copy to:

Herzog, Fox & Neeman Herzog Tower 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel
Email:	dashn@herzoglaw.co.il herzfeldm@herzoglaw.co.il
Attention:	Nir Dash Michal Herzfeld

if to the Company, to:
Zim Integrated Shipping Services Ltd. 9 Andrei Sakharov St. Haifa, Israel
Email:	seroussi.yair@zim.com nativ.noam@zim.com
Attention:	Yair Seroussi Noam Nativ

with a copy to:
Meitar, Law Offices 16 Abba Hillel Silver Road Ramat Gan, 5250608, Israel
Email:	dan@meitar.com ariel@meitar.com
Attention:	Dan Geva Ariel Aminetzah

with a copy to:
Skadden, Arps, Slate, Meagher & Flom One Manhattan West, 395 9th Ave New York NY 10001
Email:	Howard.Ellin@skadden.com Maxim.MayerCesiano@skadden.com
Attention:	Howard Ellin Maxim Mayer-Cesiano

Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation,” whether or not such words or a similar phrase actually follows. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive, and shall be interpreted to have the same meaning as “and/or”. The word “will” shall be construed to have the same meaning and effect as the word “shall,” and vice versa. Any reference to a “list” shall mean a complete and correct list, regardless of whether specified. Any reference to a “copy” shall mean a complete and correct copy, regardless of whether specified. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the Agreement Date. The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. The definition of terms herein shall apply equally to the singular and the plural. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Any references in this Agreement to “dollars” or “$” shall be to U.S. dollars. References to any Person include the successors and permitted assigns of that Person. Subject to Section 9.4, any action required to be taken by or on a day or Business Day may be taken until 11:59 p.m., Israel Time, on such day or Business Day. If any period expires on a day that is not a Business Day or an event or condition is required by the terms of this Agreement to occur or be fulfilled on a day that is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day. All references to “days” shall be deemed to include calendar days unless otherwise indicated as a “Business Day”. All days, Business Days, times and time periods contemplated by this Agreement will be determined by reference to Israel Time. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The phrase “made available” or “provided” by the Company or Parent, as applicable, in this Agreement shall mean that the information referred to has been (x) posted to the electronic data site established by the Company captioned “Project Horizon” (with respect to information made available or provided by the Company only), (y) made available via email or electronically by the Company or Parent (or their respective representatives), as applicable, or (z) made publicly available in the Company Securities Filings, in each case prior to the Agreement Date. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Entire Agreement; Third-Party Beneficiaries.

(a)          This Agreement, the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until any termination of this Agreement in accordance with Section 8.1, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)          Except as provided in Section 6.5, nothing in this Agreement, the Company Disclosure Letter or the Confidentiality Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder.

Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Governing Law; Dispute Resolution.

(a)          This Agreement, and all claims or causes of action (whether in contract, tort other otherwise) that may be based on, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that any provisions of this Agreement that expressly relate to (i) fiduciary duties of directors that arise under the Laws of the State of Israel or (ii) the Merger (including its validity, its effect and the procedures for its consummation) to the extent governed by the applicable Laws of the State of Israel, shall, in each case, be governed by, and construed in accordance with, the Laws of the State of Israel; provided, however, that, for the purposes of this Agreement, in order to determine the appropriate standards that would apply to the fiduciary duties of directors for the determinations contemplated by Section 5.5 of this Agreement, the Company, the Company Board of Directors (or any committee thereof) and the Company’s outside counsel shall, in addition to the fiduciary duties of the Company Board of Directors existing under Israeli Law, consider, and be entitled to rely and act on the basis of, the fiduciary duties owed by a board of directors of a corporation incorporated in the State of Delaware, absent binding Israeli Law to the contrary (it being understood that this proviso is intended only to govern the contractual rights of the parties to this Agreement and nothing in this Agreement is intended to modify the rights of any shareholders of the Company under Israeli Law with respect to the fiduciary duties of the Company Board of Directors).

(b)          All disputes arising out of or in connection with this Agreement, including any question regarding its interpretation, existence, validity, effect and termination and including contractual and non-contractual claims of any kind whatsoever, shall be finally and exclusively settled by arbitration conducted under the Rules of Arbitration of the International Chamber of Commerce in force as of the Agreement Date (the “ICC Rules”) by three arbitrators appointed in accordance with the ICC Rules. Each Party shall nominate one arbitrator, and the two party-nominated arbitrators shall nominate the third arbitrator, who shall act as the president of the arbitral tribunal. Should the two party-nominated arbitrators fail to nominate the president within 21 days from the confirmation or appointment of the two co-arbitrators, the third arbitrator (the president) shall be appointed by the International Chamber of Commerce Court. The language of the arbitration shall be English. The seat of the arbitration shall be New York, New York. The arbitration agreement shall be governed by the Laws of the State of Delaware. The Parties agree to keep confidential all awards and orders in the arbitration commenced under this agreement to arbitrate, together with all materials in the arbitration created for the purpose of the arbitration and all other documents produced by another party in the proceedings not otherwise in the public domain, save and to the extent that disclosure may be required of a party by legal duty, to protect or pursue a legal right, or to enforce or challenge an award in legal proceedings before a state court or other legal authority.

Assignment. This Agreement and the rights and obligations hereunder shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Enforcement; Remedies.

(a)          Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)          The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger or the other Transactions) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, it is agreed that each Party, prior to the valid and undisputed termination of this Agreement pursuant to Section 8.1, shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.9, this being in addition to any other remedy to which such Party is entitled under the terms of this Agreement at law or in equity.

(c)          The Parties’ rights in this Section 9.11 are an integral part of the Transactions and each Party hereby waives any objections that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity. In the event any Party seeks any remedy referred to in this Section 9.11, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

HAPAG-LLOYD AG,
as Parent

By: /s/ Rolf Habben Jansen
Name: Rolf Habben Jansen
Title: CEO

By: /s/ Mark Frese
Name: Mark Frese
Title: CFO
NORAZIA (ISRAEL) LTD,
as Merger Sub

By: /s/ Thomas Mansfeld
Name: Thomas Mansfeld
Title: Director
ZIM INTEGRATED SHIPPING SERVICES LTD.,
as the Company

By: /s/ Yair Seroussi
Name: Yair Seroussi
Title: Chairman

By: /s/ Nir Epstein
Name: Nir Epstein
Title: Director

[Signature Page to Agreement and Plan of Merger]

Annex A
Certain Definitions

For the purposes of this Agreement, the term:

“102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards.

“2026 Budget” means the Company’s 2026 Budget and Work Plan, dated December 2025, as set forth in Section 1.2 of the Company Disclosure Letter.

“2027 Budget” means the equivalent of the 2026 Budget applied to the Company’s fiscal year 2027 or such budget adopted by the Company for its fiscal year 2027 with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed).

“Acquisition Proposal” means any proposal or offer (whether or not in writing), other than from Parent, Merger Sub or their respective Subsidiaries, pursuant to which (a) a third party (or its equity holders) would acquire, directly or indirectly, in a single transaction or in a series of related transactions, (i) 20% or more of the Company Shares, (ii) 20% or more of consolidated total assets, revenue or income of the Company and the Company Subsidiaries, taken as a whole (whether based on book value or fair market value) or (iii) 20% of more of the voting power of the Company or (b) by way of merger, consolidation, business combination, recapitalization, share exchange, joint venture, restructuring, reorganization, liquidation, dissolution or other similar transaction involving the Company or any of the Company Subsidiaries, a third party (or its equity holders) would beneficially hold, directly or indirectly, 20% or more of the voting power of the Company or the surviving or resulting entity of such transaction or 20% or more of the consolidated assets, revenue or net income of the Company and the Company Subsidiaries, taken as a whole (whether based on book value or fair market value).

“Affiliate” of any Person means another Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“AI Inputs” means data, work of authorship, text or other content used or relied upon by any aspect of AI Technologies.

“AI Technologies” means artificial intelligence or machine learning Software, tools, or applications, including Intellectual Property, in the deep learning, machine learning, natural language processing (or large language models) or other artificial intelligence fields, including any and all Software or systems that make use of or employ neural networks, statistical learning algorithms (such as linear and logistic regression, support vector machines, random forests, k-means clustering), or reinforcement learning, but in all of the foregoing cases excluding any Software and technologies to the extent that they do not primarily function as artificial intelligence.

“Anti-Corruption Law” means any applicable Law related to combating bribery and corruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the Israeli Penal Law, 5737-1977, the Israeli Prohibition of Money Laundering Law, 2000, and the U.K. Bribery Act 2010.

“Burdensome Condition” means a Regulatory Burdensome Condition or a Special State Share Burdensome Condition.

“Business Days” means any day, other than a Friday, Saturday, Sunday and any day which is a legal holiday under the Laws of the State of New York, the State of Israel or Hamburg, Germany or is a day on which banking institutions located in such cities, states or countries are authorized or required by applicable Law or other governmental action to close.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Articles” means the Articles of Association of the Company as in effect on the date hereof.

“Company Equity Plans” means the Company’s 2018 Share Option Plan and the Company’s 2020 Share Incentive Plan, in each case, as amended or amended and restated.

“Company Intellectual Property” means all Intellectual Property owned by, purported to be owned by, filed in the name of or exclusively licensed to the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (x) would materially adversely affect the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (y) would, or would reasonably be expected to, prevent or materially impair or materially delay the performance by the Company of its obligations under this Agreement or the consummation by the Company of the Merger, excluding, in the case of clause (x), any such Effect to the extent directly or indirectly resulting from, relating to or arising out of:

(a)          changes in general economic, political, regulatory or legislative conditions or the financial, securities, credit or other capital markets (including changes in interest or currency exchange rates, tariffs or trade wars, commodity prices or raw material prices), any stoppage or shutdown of any activity by the U.S. or Israeli government or any other government in any jurisdiction in which the Company operates its business or any default by the U.S. or Israeli government or by any other Governmental Entity in any jurisdiction in which the Company operates its business;

(b)          changes generally affecting the industry in which the Company and the Company Subsidiaries operate;

(c)          geopolitical conditions, acts of war and/or other similar hostilities, in each case including any outbreak or escalation thereof (whether or not declared), as well as sabotage or terrorism (including cyber terrorism);

(d)          any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic, epidemic, plague, disease outbreak, quarantine restrictions, other outbreak or illness or public health event (whether human or animal), or other natural or man-made disaster;

(e)          changes in IFRS or applicable Law (or official or common interpretation or enforcement thereof);

(f)          changes in the market price or trading volume of the Company Shares or the credit rating of the Company (provided that any Effect underlying or that contributed to such changes may, to the extent not excluded under another clause in this definition, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);

(g)          the failure of the Company and the Company Subsidiaries to meet internal, published or analysts’ expectations or projections, performance measures, operating statistics, budgets, guidance, estimates, or revenue, earnings or other financial or operating metric predictions (provided that an Effect underlying or that contributed to such failure may, to the extent not excluded under another clause in this definition, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);

(h)          the negotiation, execution, announcement, pendency or consummation of the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), including the announcement, pendency or consummation of the Transactions (including as resulting from the identity of Parent or its Subsidiaries), and including the impact thereof on relationships, contractual or otherwise, with any Governmental Entity or any customers, suppliers, distributors, licensors, licensees, partners, shareholders, financing sources or employees of the Company or the Company Subsidiaries; provided that this clause (h) shall not apply with respect to references to a Company Material Adverse Effect in the representations and warranties set forth in Section 3.4 and Section 3.10(d) insofar as the purpose of which is to address the consequences resulting from the execution, delivery and performance of this Agreement by the Company or the consummation of the Transactions, including the Merger (and in Section 7.2(a) and Section 8.1(c) to the extent related to such representations and warranties); and

(i)          any action taken by the Company or the Company Subsidiaries (A) at the written direction of Parent or (B) as required by the terms of this Agreement (other than Section 5.1, except to the extent Parent unreasonably withholds, conditions or delays consent to an exception to such action pursuant to Section 5.1);

provided that, in the case of each of clauses (a) through (e), any such Effect that has a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other participants engaged in the industries in which the Company and the Company Subsidiaries operate may, to the extent not excluded under another clause in this definition, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, but only to the extent of the incremental disproportionate effect thereof.

“Company Option” means each option to purchase Company Shares granted under the Company Equity Plans.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Confidentiality Agreement” means the confidentiality letter agreement, dated August 28, 2025, by and between Parent and the Company, as may be amended from time to time.

“Contract” means, with respect to any Person, any legally binding written agreement, contract, note, bond, deed, mortgage, lease, sublease, license, sublicense, option, instrument, commitment, covenant-not-to-sue or other legally binding arrangement: (a) to which such Person is a party; (b) by which such Person or any of its assets are legally bound or under which such Person has any legal obligation; or (c) under which such Person has any legal right or legal interest.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to pollution, contamination, the protection or clean-up of the environment, the generation, use, treatment, storage, transportation, handling, disposal or release of any toxic or hazardous material, substance or waste (including wastewater, packaging waste and electronic or electrical waste), the preservation, protection, restoration or remediation of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of persons or property, including protection of the health and safety of employees, or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Oil Pollution Act of 1190 (33 U.S.C. Section 2701) or any other Law of similar effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person which is (or at any relevant time was or will be) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliate service group” with the Company as such terms are defined in Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Export Controls” means all applicable export and reexport control Laws and regulations or economic sanctions administered by Israel (including all civilian and military encryption and export control laws and regulations of Israel), the U.S. government (including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by OFAC, International Traffic in Arms Regulations maintained by the U.S. Department of State and any applicable anti-boycott compliance regulations maintained by the U.S. Department of Commerce), the United Nations Security Council, the European Union, and the United Kingdom.

“FIMI” means, collectively, FIMI Opportunity 7, L.P. and FIMI Israel Opportunity 7, Limited Partnership.

“Governmental Entity” means any U.S., Israeli or any other national, international, supranational, foreign, provincial, state, county, municipal or local government, governmental, regulatory or administrative authority, agency, body, branch, bureau, board, instrumentality or commission or any court, tribunal, judicial or arbitral body, industry or trade, including competition authorities, and any institution or any agency, department or political subdivision of any of the foregoing. This term also includes officials, employees or representatives of the entities outlined in this definition.

“Governmental Grant” means any grant, funding, incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief, support or privilege (including approval to participate in a program or framework without receiving financial support), including any application therefor, whether pending, approved, provided or made available by or on behalf of or under the authority of any Governmental Entity, including the Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry, or any related authorities or programs, the Israeli Investment Center, the ITA, the State of Israel, or any bi-, multi-national, regional or similar program, framework or foundation (including, for example, BIRD), the European Union or the Fund for Encouragement of Marketing Activities of the Israeli Government.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hazardous Substances” means any pollutant or chemical substance and any toxic, hazardous, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, substance, material or waste, whether solid, liquid or gas, including any petroleum product or byproduct (including crude or refined oil or fuels), solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls, per- and polyfluoroalkyl substances, greenhouse gas emissions, sediment, organism or invasive species in ballast water, dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores or mycotoxins subject to regulation, control or remediation under any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination, (a) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person issued or assumed as the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding trade accounts payable of such Person incurred in the ordinary course of business); (d) all lease obligations (other than operating leases) of such Person that are required to be capitalized in accordance with IFRS on the books and records of such Person; (e) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed; (f) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions, securitization transactions or similar arrangement (valued at the termination value thereof); (g) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon and not reimbursed; and (h) all guarantees (or any similar arrangement having the economic effect of a guarantee) and keep-well arrangements of such Person of any Indebtedness of any other Person, other than a wholly owned Subsidiary of such Person.

“Information Privacy and Security Laws” means (i) any Law, rule, regulation or directive and all binding guidance issued by any Governmental Entity and (ii) binding applicable self-regulatory guidelines, rules, policies and procedures of the Company and the Company Subsidiaries, whether internal or published externally, in each case, relating to the privacy, protection, or security of Protected Information, including as relevant to the Processing of Protected Information.

“Inspection” means the physical inspection of a vessel.

“Intellectual Property” means all intellectual property rights or other proprietary rights, whether statutory, common law or otherwise, in any jurisdiction throughout the world, including all: (a) inventions, discoveries, improvements, patents and patent applications; (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names and corporate names (whether or not registered), social media handles and other identifiers and indicia of origin, and all applications and registrations in connection therewith, together with all goodwill associated with each of the foregoing; (c) all works of authorship and copyrights (whether or not published), and all applications and registrations in connection therewith, including intellectual property rights or other proprietary rights in audiovisual works, collective works, Software, compilations, databases, derivative works, literary works, mask works, and sound recordings; (d) mask works and industrial designs, and all applications and registrations in connection therewith; (f) trade secrets and know-how; (g) rights of attribution and integrity and other moral rights of an author; and (h) rights and causes of action for infringement, misappropriation, violation, misuse, dilution, unfair trade practice or otherwise related to any of the foregoing.

“Intervening Event” means any Effect with respect to the Company or the Company Subsidiaries that (a) was neither known to the Company Board of Directors nor reasonably foreseeable prior to the Agreement Date (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable prior to the Agreement Date) and (b) does not relate to (i) any Acquisition Proposal or any inquiry or communications or matters relating thereto, (ii) any breach of this Agreement in any material respect by the Company, (iii) the negotiation, execution, announcement, pendency or consummation of the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), including the announcement, pendency or consummation of the Transactions (including as resulting from the identity of Parent or its Subsidiaries), and including the impact thereof on relationships, contractual or otherwise, with any Governmental Entity or any customers, suppliers, distributors, licensors, licensees, partners, shareholders, financing sources or employees of the Company or the Company Subsidiaries, (iv) any matter related to the Special State Share Approval or any other approvals required for the consummation of the Transactions under any Regulatory Law; or (v) changes in the market price or trading volume of the Company Shares or the credit rating of the Company (provided that any Effect underlying or that contributed to such changes described in this clause (v) may, to the extent not excluded under another clause in this definition, be taken into account in determining whether there has been an Intervening Event).

“IRS” means the United States Internal Revenue Service.

“Israeli Company Subsidiaries” means Subsidiaries of the Company that are Israeli Tax residents or that are liable for Tax (including Tax reporting) in Israel.

“Israeli CPI” means, in respect of a referenced time period, the consumer price index of the State of Israel for such period as published by the Israeli Central Bureau of Statistics or, if none is so published thereby, by an Israeli nationally recognized publication.

“Israeli Partner” means FIMI (or the wholly owned Subsidiary thereof designated by FIMI to become subject to the rights and obligations of the Special State Share) or such other third party entity meeting the following qualifications: (A) pursuant to requirements set forth in its governing documents, including its articles of association, (i) it is organized under the Laws of the State of Israel; (ii) it is domiciled in the State of Israel (with its headquarters and principal and registered office domiciled in Israel); and (iii) at least a majority of the members of its board of directors and each of its chairperson and chief executive officer are Israeli citizens; and (B) a majority of its voting power, and a majority of its economic interests, is owned and controlled, directly and beneficially, by citizens of (or Persons organized under the Laws of) the State of Israel.

“IT Assets” means all computer systems, hardware, interfaces, networks, equipment, workstations, switches and data communication lines and other information technology equipment and infrastructure owned or used by the Company and the Company Subsidiaries.

“ITA” means the Israeli Tax Authority.

“Knowledge” means the actual knowledge without further inquiry of (a) the individuals set forth in Section 1.1 of the Company Disclosure Letter under the heading “Parent Knowledge Parties” with respect to Parent or Merger Sub or (b) the individuals set forth in Section 1.1 of the Company Disclosure Letter under the heading “Company Knowledge Parties” with respect to the Company.

“Law” means any national, international, supranational, state, provincial, municipal or local statute, law, resolution, constitution, treaty, convention, ordinance, code, regulation, rule, notice, regulatory requirement, judgment, judicial decision, stipulation, determination, requirement or rule of law (including common law), order, decree or edict issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Lien” means, with respect to any property or asset, any lien, pledge, hypothecation, claim, mortgage, deed of trust, violation, charge, security interest, preferential arrangement, restrictive covenant, option, right of first refusal or offer, easement, right of way, license, preemptive right or other encumbrance, condition or restriction of any kind, and any other restriction on the use, possession, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Net Share” means, with respect to a Company Option, the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Option, multiplied by (ii) the number of Company Shares subject to such Company Option immediately prior to the Effective Time, by (b) the Merger Consideration.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any Software that is subject to (a) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license or (b) any other license or other agreement that requires, as a condition of the use, modification or distribution of Software subject to such license or agreement, that such Software or other Software linked with, called by, combined or distributed with such Software be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth in www.opensource.org.

“Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would, or would reasonably be expected to, prevent or materially impair or materially delay the performance by Parent or Merger Sub of their respective obligations under this Agreement or the consummation by Parent or Merger Sub of the Merger.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Participant” means any current or former director, officer or employee of the Company or any Company Subsidiary or any current or former independent contractor providing services to the Company or any Company Subsidiary.

“Permitted Liens” means, collectively, (a) suppliers’, mechanics’, cashiers’, workers’, carriers’, workmen’s, legal hypothecs, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of Law or otherwise incurred in the ordinary course of business for amounts (i) that are not yet due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which appropriate reserves have been established in accordance with IFRS; (b) Liens for Taxes (i) that are not yet due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which appropriate reserves have been established in accordance with IFRS; (c) Liens for other governmental charges or assessments that are not yet due and payable; (d) Liens imposed or promulgated by Law or any Governmental Entity, including securities Laws and zoning, building and land use Laws affecting real property that (i) do not, individually or in the aggregate, materially interfere with the business of the Company and the Company Subsidiaries as currently conducted and (ii) are not presently violated by the Company and the Company Subsidiaries or the subject real property; (e) non-exclusive licenses to Intellectual Property entered into in the ordinary course of business; (f) statutory or other Liens of landlords under Company Leases (i) that are not yet due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which appropriate reserves have been established in accordance with IFRS; (g) pledges and deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, Contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business; (h) with respect to Company Owned Real Property and Company Leased Real Property, easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions affecting the Company Leases that do not, individually or in the aggregate, materially interfere with the current use or occupancy of the applicable real property; (i) Liens created by Parent or any of its Subsidiaries; and (j) purchase money Liens and Liens securing obligations under capital lease arrangements.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Data” means any and all information that identifies or, whether alone or in combination with other reasonably available information, can reasonably be used to identify an individual natural person or household, including information that identifies or could be used to identify, alone or in combination with other information, an individual natural person (or such person’s device or browser when the same can reasonably be linked to the individual). Personal Data also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings, in each case, by or before any Governmental Entity.

“Processing” means any operation or series of operations performed on data or information, including access, receipt, collection, copying, acquisition, monitoring, maintenance, hosting, creation, transmission, use, encryption, security, analysis, disclosure, storage, retention, deletion, disposal, modification and destruction.

“Protected Information” means (a) Personal Data and (b) any information that is governed, regulated or protected by one or more Information Privacy and Security Laws.

“Proxy Statement” means the proxy statement to be sent to the Company Shareholders in connection with the Merger and the Transactions including any amendments or supplements thereto.

“Regulatory Laws” means any applicable supranational, international, national, federal, state, county, local or foreign antitrust, competition, trade regulation, or foreign investment Laws that are designed or intended to prohibit, restrict or regulate (a) actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the Israeli Economic Competition Law 5748-1988, the HSR Act and other similar antitrust, competition or trade regulation Laws of any jurisdiction, (such Laws described in this clause (a) collectively, “Antitrust Laws”), or (b) investments by entities that are deemed a foreign entity or that may pose a threat to national security for purposes of any applicable Law.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Section 102” means Section 102 of the Ordinance.

“Section 102 Award” means any Company Option that was intended to be granted and subject to Tax pursuant to Section 102(b)(2) or 102(b)(3) of the Ordinance.

“Section 102 Shares” means any Company Shares that were issued upon exercise of Section 102 Awards and at the Effective Time are issued and outstanding and held by the 102 Trustee.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Software” means computer software, computer programs, applications, utilities, development tools, diagnostics, and embedded systems, in any form or medium, including source code, object code and executable code, and all databases and data (including metadata) used with, or used to develop, any of the foregoing, together with all related user manuals, programmer documentation, text, diagrams, drawings, specifications, graphs, charts, and other documentation.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding share capital of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a direct or indirect general partner or managing member of such partnership.

“Superior Proposal” means any bona fide written Acquisition Proposal made by a third party, which was not obtained in violation of Section 5.5, pursuant to which (a) such third party (or its equity holders) would acquire, directly or indirectly, in a single transaction or in a series of related transactions, (i) more than 50% of the Company Shares, (ii) more than 50% of consolidated total assets, revenue or income of the Company and the Company Subsidiaries, taken as a whole (whether based on book value or fair market value) or (iii) more than 50% of the voting power of the Company or (b) by way of merger, consolidation, business combination, recapitalization, share exchange, joint venture, restructuring, reorganization, liquidation, dissolution or other similar transaction involving the Company or any of the Company Subsidiaries, such third party (or its equity holders) would beneficially hold, directly or indirectly, more than 50% of the voting power of the Company or the surviving or resulting entity of such transaction or 50% or more of the consolidated assets, revenue or net income of the Company and the Company Subsidiaries, taken as a whole (whether based on book value or fair market value), in the case of each of clauses (a) and (b), (1) on terms that the Company Board of Directors determines in good faith (after consultation with outside counsel and its financial advisor) to be more favorable from a financial point of view to the holders of Company Shares (other than Parent and its Subsidiaries) than the Transactions, taking into account all relevant factors of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement) and (2) which the Company Board of Directors determines in good faith (after consultation with outside counsel and its financial advisor) is reasonably capable of being consummated on the terms proposed, taking into account the Person making such Acquisition Proposal, any required approvals from Governmental Entities or other approvals in connection with such Acquisition Proposal and any related regulatory considerations (including the likelihood of obtaining such approvals and the likelihood and extent of any divestitures, commitments or limitations required in connection therewith), and the financial, regulatory, legal, timing and other aspects of such Acquisition Proposal.

“Takeover Statute” means any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any Israeli, U.S. federal, state or local or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital shares, franchise, profits, withholding, social security, unemployment, disability, digital services, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative, add-on minimum, estimated or other tax, charge, duty, fee, levy, impost or assessment of any kind whatsoever imposed by a Governmental Entity, in each case in the nature of a tax, including any interest, penalty, or addition thereto.

“Tax Return” means any report, return, certificate, claim for refund, election, statement, estimated return or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Training Data” means any data, in any form, whether structured or unstructured, that is used to develop, train, refine, fine tune, test or improve AI Technologies.

“Valid Tax Certificate” means a valid certificate, ruling or other written instruction that is in force on the payment date relating to Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent or the Israeli Withholding Agent. For the avoidance of doubt, each of the Tax Rulings is a Valid Tax Certificate.

Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement” has the meaning set forth in the Preamble.

“Agreement Date” has the meaning set forth in the Preamble.

“Barclays” has the meaning set forth in Section 3.20.

“Base Amount” has the meaning set forth in Section 6.5(c).

“Binding Framework Agreement” has the meaning set forth in the Recitals.

“Book-Entry Share” has the meaning set forth in Section 2.1(a).

“Cash Bonus Plan” has the meaning set forth in Section 6.8(e).

“Certificate” has the meaning set forth in Section 2.1(a).

“Certificate of Merger” has the meaning set forth in Section 1.4.

“Change of Recommendation” has the meaning set forth in Section 5.5(a).

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“Companies Registrar” has the meaning set forth in Section 1.4.

“Company” has the meaning set forth in the Preamble.

“Company Balance Sheet Date” has the meaning set forth in Section 3.7.

“Company Benefit Plan” has the meaning set forth in Section 3.10(a).

“Company Board of Directors” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in the Recitals.

“Company Capitalization Date” has the meaning set forth in Section 3.2(a).

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Employee Representatives” has the meaning set forth in Section 6.8(g).

“Company Leased Real Property” has the meaning set forth in Section 3.16(b).

“Company Leases” has the meaning set forth in Section 3.16(b).

“Company Option Award Schedule” has the meaning set forth in Section 3.2(b).

“Company Owned Real Property” has the meaning set forth in Section 3.16(a).

“Company Permits” has the meaning set forth in Section 3.9(b).

“Company Securities Filings” has the meaning set forth in Section 3.5(a).

“Company Share” has the meaning set forth in the Recitals.

“Company Shareholder Approval” has the meaning set forth in Section 3.3(b).

“Company Shareholders” has the meaning set forth in the Recitals.

“Company Shareholders Meeting” has the meaning set forth in Section 5.6(d).

“Company Termination Fee” has the meaning set forth in Section 8.2(b)(i).

“Continuing Employees” has the meaning set forth in Section 6.8(a).

“Converted Shares” has the meaning set forth in Section 2.1(b).

“Deemed Cancelled Shares” has the meaning set forth in Section 2.1(b).

“D&O Insurance” has the meaning set forth in Section 6.5(c).

“Effective Time” has the meaning set forth in Section 1.4.

“Enforceability Limitations” has the meaning set forth in Section 3.3(d).

“Enforcement Action” has the meaning set forth in Section 6.3(d)(vi).

“Evercore” has the meaning set forth in Section 3.20.

“Exchange Agent” has the meaning set forth in Section 2.2(a).

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“ICL” has the meaning set forth in the Recitals.

“IFRS” has the meaning set forth in Section 3.5(b).

“Indemnified Parties” has the meaning set forth in Section 6.5(a).

“Interim Options Tax Ruling” has the meaning set forth in Section 6.12(a).

“Inquiry” has the meaning set forth in Section 5.5(a).

“Israeli Withholding Agent” has the meaning set forth in Section 2.2(a).

“Material Contracts” has the meaning set forth in Section 3.17(a).

“Merger Consideration” has the meaning set forth in Section 2.1(a).

“Merger Notice” has the meaning set forth in Section 1.4.

“Merger Proposal” has the meaning set forth in Section 5.7(a).

“Merger Sub” has the meaning set forth in the Preamble.

“New Plans” has the meaning set forth in Section 6.8(b).

“Non-Ruling Payee” has the meaning set forth in Section 2.4(c).

“Notice Period” has the meaning set forth in Section 5.5(d)(i).

“OFAC” has the meaning set forth in Section 3.9(e).

“Options Tax Ruling” has the meaning set forth in Section 6.12(a).

“Other Required Regulatory Approvals” has the meaning set forth in Section 7.1(b).

“Outside Date” has the meaning set forth in Section 8.1(d).

“Paid Out Company Option” has the meaning set forth in Section 2.3(a).

“Parent” has the meaning set forth in Preamble.

“Parent Management Board” has the meaning set forth in the Recitals.

“Parent Supervisory Board” has the meaning set forth in the Recitals.

“Parent Termination Fee” has the meaning set forth in Section 8.2(b)(iv).

“Party” has the meaning set forth in the Preamble.

“Payoff Debt” has the meaning set forth in Section 6.14.

“Payoff Letters” has the meaning set forth in Section 6.14.

“Payor” has the meaning set forth in Section 2.4(a).

“Regulatory Burdensome Condition” has the meaning set forth in Section 6.3(c).

“Remedial Action” has the meaning set forth in Section 6.3(c).

“Section 102 Award Consideration” has the meaning set forth in Section 2.3(c).

“Section 102 Share Consideration” has the meaning set forth in Section 2.2(b).

“Special State Share” has the meaning set forth in Section 6.2.

“Special State Share Approval” has the meaning set forth in Section 3.3(b).

“Special State Share Assumption” has the meaning set forth in Section 6.3(d)(i).

“Special State Share Burdensome Condition” has the meaning set forth in Section 6.3(d)(v).

“Special State Share Release” has the meaning set forth in Section 6.3(d)(i).

“Specified Date” has the meaning set forth in Section 8.1(d).

“Surviving Company” has the meaning set forth in Section 1.1.

“Tax Ruling” has the meaning set forth in Section 6.12(b).

“Transactions” has the meaning set forth in the Recitals.

“VAT” has the meaning set forth in the Section 3.12(g).

“Withholding Drop Date” has the meaning set forth in Section 2.4(c).

“Withholding Tax Ruling” has the meaning set forth in Section 6.12(b).

“102 Plan” has the meaning set forth in Section 3.10(i).

“401(k) Termination Date” has the meaning set forth in Section 6.8(c).